Filed Pursuant to

General Instruction II.L of Form F-10

File No. 333-151324

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated June 13, 2008 to which it relates, as amended or supplemented (the “Prospectus”), and each document incorporated by reference into this Prospectus Supplement and into the Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.  See “Plan of Distribution”.

Information has been incorporated by reference into this Prospectus Supplement and into the Prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Penn West Petroleum Ltd. at 200, 207 – 9th Avenue S.W., Calgary, Alberta, T2P 1K3, Telephone (403) 777-2500 and are also available electronically at www.sedar.com.

Prospectus Supplement to the Short Form Base Shelf Prospectus Dated June 13, 2008

New Issue	January 30, 2009

PENN WEST ENERGY TRUST

$250,007,100

17,731,000 Units

Penn West Energy Trust (“we” or the “Trust”) is hereby qualifying the distribution (the “Offering”) of 17,731,000 trust units (the “Units”) of the Trust.  See “Plan of Distribution”.

Price:  $14.10 per Unit

	Price to the Public	Underwriters’ Fee	Net Proceeds to the Trust(1)
Per Unit	$14.10	$0.705	$13.395
Total(2)	$250,007,100	$12,500,355	$237,506,745

Notes:

(1)                                  Before deducting expenses of this Offering, estimated to be $500,000, which will be paid from the general funds of the Trust.

(2)                                  The Trust has also granted to the Underwriters (as defined below) an underwriters’ option (the “Option”) to purchase up to an additional 3,546,000 Units on the same terms and conditions as the Offering, exercisable in whole or in part at one or more times and from time to time up to 48 hours prior to 6:30 a.m. (Calgary time) on the Offering Closing Date (as defined herein).  A purchaser who acquires Units forming part of the Underwriters’ over-allocation position acquires those Units under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Option or secondary market purchases.  If the Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Trust” (before deducting expenses of the Offering) will be $300,005,700, $15,000,285 and $285,005,415, respectively.  This Prospectus Supplement also qualifies both the grant of the Option and the distribution of the Units issuable upon exercise of the Option.  See “Plan of Distribution”.

Investing in the Units involves risks.  See “Risk Factors” beginning on page 25 of the Prospectus.

The following table sets forth the number of Units that may be issued by the Trust pursuant to the Option.

Underwriters’ Position	Maximum size or number of securities available	Exercise period	Exercise price
Underwriters’ Option	3,546,000 Units	Up to 48 hours prior to 6:30 a.m. (Calgary time) on the Offering Closing Date	$14.10 per Unit

The outstanding Units are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PWT.UN” and on the New York Stock Exchange (“NYSE”) under the symbol “PWE”.  On January 29, 2009, the last completed trading day on which the Units traded prior to the announcement of this Offering, the closing price of the Units on the TSX was Cdn$15.05 per Unit and the closing price of the Units on the NYSE was US$12.31 per Unit.  The Trust has applied to the TSX and the NYSE to list the Units offered by this Prospectus Supplement.  Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX and the NYSE.

The terms of the Offering were determined by negotiations between Penn West Petroleum Ltd. (“PWPL”), on behalf of the Trust, and CIBC World Markets Inc. and BMO Nesbitt Burns Inc., on behalf of themselves and on behalf of RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Desjardins Securities Inc., FirstEnergy Capital Corp. and Société Générale Securities Inc. (collectively, the “Underwriters”).  The Underwriters propose to offer the Units initially at the public offering price specified above.  After the Underwriters have made a reasonable effort to sell all of the Units offered by this Prospectus Supplement at the price specified above, the offering price may be decreased and may be further changed from time to time to an amount not greater than that specified above, and the compensation realized by the Underwriters will accordingly also be reduced.  Any such reduction will not affect the proceeds received by the Trust.  See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Units for sale, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters relating to Canadian law on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP and certain legal matters relating to United States law on behalf of the Trust by Dorsey & Whitney LLP and on behalf of the Underwriters by Shearman & Sterling LLP.

The Trust has been advised by the Underwriters that in connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Units at levels other than those which otherwise might prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.  See “Plan of Distribution”.

CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Desjardins Securities Inc. and Société Générale Securities Inc. are each direct or indirect subsidiaries of Canadian chartered banks that are lenders to PWPL, a wholly-owned subsidiary of the Trust, and to which PWPL is indebted.  Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces.  The net proceeds of this Offering will initially be used to repay a portion of the indebtedness of PWPL to its lenders.  See “Relationship Between PWPL’s Lenders and the Underwriters” and “Use of Proceeds”.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  It is expected that definitive Unit certificates will be available for delivery at closing which is expected to occur on or about February 5, 2009 (the “Offering Closing Date”), but in any event not later than February 9, 2009.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved these Units or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete.  Any representation to the contrary is a criminal offence.

We are permitted, under the multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements.  You should be aware that such requirements are different from those of the United States.  Our financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies or trusts.  See “Presentation of Financial and Oil and Gas Reserves and Production Information” and “Additional Information”.

You should be aware that purchasing, holding or disposing of Units may subject you to tax consequences both in the United States and Canada.  This Prospectus Supplement and the accompanying Prospectus may not describe these tax consequences fully.  You should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus fully.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are organized under the laws of the Province of Alberta, Canada, most of the directors and all of the officers of PWPL and the experts named in this Prospectus Supplement and the Prospectus are residents of Canada, and a substantial portion of our assets and all or a significant portion of the assets of those persons are located outside the United States.  See “Enforceability of Certain Civil Liabilities” in the Prospectus.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts.  The first part is this Prospectus Supplement, which describes the specific terms of the Units we are offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference into this Prospectus Supplement or the Prospectus.  The second part, the Prospectus, gives more general information.

You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus.  We have not, and the Underwriters have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and the Underwriters are not, making an offer to sell the Units in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information we previously filed with the securities regulatory authority in each of the provinces of Canada and with the SEC that is incorporated by reference into this Prospectus Supplement or the Prospectus, is accurate as of their respective dates only.  Our business, financial condition, results of operations and prospects may have changed since those dates.

TABLE OF CONTENTS FROM FINAL BASE SHELF PROSPECTUS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	2
NON-GAAP MEASURES	4
PRESENTATION OF FINANCIAL AND OIL AND GAS RESERVES AND PRODUCTION INFORMATION	4
SELECTED ABBREVIATIONS AND DEFINITIONS	5
EXCHANGE RATES	8
ADDITIONAL INFORMATION	9
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	9
DOCUMENTS INCORPORATED BY REFERENCE	9
SUMMARY DESCRIPTION OF BUSINESS	11
RECENT DEVELOPMENTS	13
CONSOLIDATED CAPITALIZATION	14
RECORD OF CASH DISTRIBUTIONS	16
USE OF PROCEEDS	16
DESCRIPTION OF SECURITIES	17
PRIOR SALES	18
PLAN OF DISTRIBUTION	19
MARKET FOR SECURITIES	20
INTEREST OF EXPERTS	24
CERTAIN INCOME TAX CONSIDERATIONS	24
RISK FACTORS	25
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	39
AUDITORS’ CONSENT	40
AUDITORS’ CONSENT	41

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference into this Prospectus Supplement and into the Prospectus, constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation.  Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance.  In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.  In particular, this Prospectus Supplement, the Prospectus and the documents incorporated by reference into this Prospectus Supplement and into the Prospectus contain, without limitation, forward-looking statements pertaining to the following:  the performance characteristics of our oil and natural gas properties; the impact on our business, future growth prospects, distribution policies and Unitholders of the SIFT Rules (as defined herein) and the different actions that we might take in response to the SIFT Rules; our ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT Rules and the impact this could have on our distributions and Unitholders; the impact that the proposed new Alberta royalty framework may have on us, including on our reserves and business strategies and plans; environmental regulation and other regulatory compliance costs, the implications thereof and our strategies relating thereto; oil and natural gas production level estimates; reserves estimates; netback estimates; our business strategy and plans; our product balance; the sufficiency of our environmental program; funding sources for distributions and distribution levels; our ability to maintain our productive capacity; the impact of seasonal factors on us, including on our distribution policies; the funding of our asset retirement obligations; our outlook for oil and natural gas prices; our forecast 2009 capital expenditures and the allocation and funding thereof; our exploration and development plans for our oil and natural gas properties in 2009 and beyond and the timing for executing such plans; our ability to limit increases in our costs in the future; currency exchange rates; our forecast funds flow; the sensitivity of our assumptions regarding funds flow and net income to changes in certain operational and financial metrics; the nature and effectiveness of our risk management strategies; the sufficiency of our insurance coverage to compensate us for certain losses and related expenses; our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when they mature; the status of our ongoing asset disposition program, including the timing for closing potential dispositions and the amount and use of proceeds obtained therefrom; the possibility that an impairment write-down to goodwill will be required under Canadian GAAP or U.S. GAAP (each as defined herein) for the year ended December 31, 2008; the possibility that a write-down of the carrying value of our petroleum and natural gas assets will be required under Canadian GAAP or U.S. GAAP for the year ended December 31, 2008; and, the quantity and recoverability of our oil and natural gas reserves and resources.

With respect to forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference into this Prospectus Supplement and into the Prospectus, we have made assumptions regarding, among other things: future capital expenditure levels; future oil and natural gas prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future interest rates; future exchange rates; the amount of future cash distributions that we intend to pay; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; the ability of our insurance coverage to compensate us for certain losses and related expenses; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to retain and continue to attract qualified personnel; that the dispositions pending under our on-going asset rationalization program will close on the terms agreed to; royalty rates on our petroleum and natural gas production; our ability to obtain financing on acceptable terms; the nature and extent of the risk that counterparties with whom we contract will default on their contractual obligations; our ability to reduce or contain increases in operating and general and administrative costs; and, our ability to maintain existing production and add new production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference into this Prospectus Supplement and into the Prospectus, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct.  Readers are cautioned not to place undue reliance on forward-looking statements included in this Prospectus Supplement, the Prospectus and the documents incorporated by reference into this Prospectus Supplement and into the Prospectus, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.  By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.  These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand and our ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; the ability of OPEC to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risk of hostilities, in the petroleum producing regions of the world; the need to maintain compliance with and obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions; changes in federal and provincial taxation laws and regulations; changes in the Alberta royalty framework and their impact on us; our failure to close one or more asset disposition transactions on the terms agreed to or at all; uncertainty of obtaining required approvals in respect of acquisitions and mergers; and the other factors described under “Risk Factors” in the Prospectus and in our public filings (including our AIF) available in Canada at www.sedar.com and in the United States at www.sec.gov.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference into this Prospectus Supplement and into the Prospectus, speak only as of the date of this Prospectus Supplement, the date of the Prospectus, or the date specified in the documents incorporated by reference into this Prospectus Supplement and into the Prospectus, as the case may be.  Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  The forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference into this Prospectus Supplement and into the Prospectus, are expressly qualified by this cautionary statement.

NON-GAAP MEASURES

In this Prospectus Supplement and the Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Prospectus, we refer to certain financial measures that are not determined in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These measures as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore they may not be comparable with calculations of similar measures for other companies or trusts.

We use the term “funds flow”, which we define as cash flow from operating activities before changes in non-cash working capital and expenditures on site reclamation and restoration.  “Funds flow” as presented is not intended to represent operating cash flow or operating profits for the period and should not be construed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.

We also use the term “netback” (sometimes also referred to as an “operating netback”), which we define as the sales price received per unit of production, plus or minus the realized component of risk management activities related to oil and natural gas prices, less royalties, operating costs and transportation costs.  “Netbacks” should not be viewed as an alternative to cash flow from operating activities, net earnings per Unit or other measures of financial performance calculated in accordance with Canadian GAAP.  We use the terms “funds flow” and

“netbacks” to assess financial performance, to allocate our capital among alternative projects and to assess our capacity to fund distributions and future capital programs.

Funds flow and netbacks cannot be assured and our future distributions may vary.  You should refer to our most recent management’s discussion and analysis of financial condition and results of operations incorporated by reference herein for a reconciliation of “funds flow” to cash flow from operating activities, and for the calculation of  “netbacks”.

We believe that, in conjunction with results presented in accordance with Canadian GAAP, these measures assist in providing a more complete understanding of certain aspects of our results of operations and financial performance.  You are cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with Canadian GAAP as an indication of our performance.

PRESENTATION OF FINANCIAL AND OIL AND GAS RESERVES AND PRODUCTION INFORMATION

Unless indicated otherwise, financial information in this Prospectus Supplement and in the Prospectus, including the documents incorporated by reference into this Prospectus Supplement and into the Prospectus, has been prepared in accordance with Canadian GAAP.  Canadian GAAP differs in some significant respects from United States generally accepted accounting principles (“U.S. GAAP”) and thus our financial statements may not be comparable to the financial statements of U.S. companies.  The principal differences as they apply to us are summarized in our audited U.S. GAAP Note incorporated by reference in the Prospectus.

At present, the SEC generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others which are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions.  The securities regulatory authorities in Canada have adopted National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities.  NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves but also probable reserves, and to disclose reserves and production on a gross basis before deducting royalties.  Probable reserves are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves.  Because we are permitted to disclose reserves in accordance with Canadian disclosure requirements, we have disclosed in this Prospectus Supplement and in the Prospectus, and in the documents incorporated by reference into this Prospectus Supplement and into the Prospectus, reserves designated as “probable reserves”.  If required to be prepared in accordance with U.S. disclosure requirements, the SEC’s guidelines would currently prohibit reserves in this category from being included.  Moreover, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves using only forecast prices and costs.  The SEC does not permit the disclosure of the net present value of future net revenue from reserves based on forecast prices and costs and generally requires that prices and costs be held constant at levels in effect at the date of the reserve report.  Additional information prepared in accordance with United States Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities” relating to our oil and gas reserves is set forth with our audited U.S. GAAP Note, which is incorporated by reference in the Prospectus.  Unless otherwise stated, all of the reserves information contained in this Prospectus Supplement and in the Prospectus, and in the documents incorporated by reference into this Prospectus Supplement and into the Prospectus, has been calculated and reported in accordance with NI 51-101.

“Boes” (barrels of oil equivalent) are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

EXCHANGE RATES

The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar.  These exchange rates are based on those published on the Bank of Canada’s website as being in effect at approximately noon on each trading day (the “Bank of Canada noon rate”).  The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods.  The high, low and average exchange rates for each period were identified or calculated from the Bank of Canada noon rate in effect on each trading day during the relevant period.  On January 29, 2009, the Bank of Canada noon rate was US$0.8205 equals Cdn$1.00.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2006	2005	2008	2007

Period End	1.0120	0.8581	0.8577	0.9435	1.0037
High	1.0905	0.9099	0.8690	1.0289	1.0069
Low	0.8437	0.8528	0.7872	0.9263	0.8437
Average	0.9304	0.8817	0.8254	0.9819	0.9050

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 of which this Prospectus Supplement and the Prospectus form a part.  This Prospectus Supplement and the Prospectus do not contain all the information set out in the registration statement.  For further information about us and our Units, please refer to the registration statement.  We are subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance with those requirements, we file and furnish reports and other information with the SEC and with the securities regulatory authorities of the provinces of Canada.  Under the multi-jurisdictional disclosure system adopted by the United States and Canada, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada.  These requirements are different from those of the United States.  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and PWPL’s officers and directors, and our Unitholders holding 10% or more of the Units, are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The reports and other information filed by us with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement that we have filed with respect to this Offering.

Copies of reports, statements and other information that we file with the securities regulatory authorities in Canada are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym “SEDAR”.

Defined terms used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts in this Prospectus Supplement are expressed in Canadian dollars, except where otherwise indicated.  References to “$” or “Cdn$” are to Canadian dollars, references to “US$” are to United States dollars and references to “£” are to pounds sterling.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is incorporated by reference into the Prospectus as of the date hereof and only for the purposes of the distribution of the Units offered hereby, including Units offered pursuant to the Option granted to the Underwriters.  Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details.

Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States.  Copies of the documents incorporated by reference in the Prospectus may be obtained on request without charge from the Corporate Secretary of PWPL at 200, 207 — 9th Avenue S.W., Calgary, Alberta, T2P 1K3, Telephone:  (403) 777-2500.  In addition, copies of the documents incorporated by reference in the Prospectus may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.  Our SEDAR profile number is 22266.

As of the date hereof, the following documents filed with the various securities commissions or similar authorities in the provinces of Canada are specifically incorporated by reference into and form an integral part of the Prospectus and this Prospectus Supplement:

(a)                                  our AIF dated March 26, 2008;

(b)                                 our audited comparative consolidated financial statements as at and for the year ended December 31, 2007, together with the notes thereto, the auditors’ report thereon and the auditors’ report on our internal control over financial reporting (collectively, the “2007 Annual Financial Statements”);

(c)                                  our management’s discussion and analysis of financial conditions and results of operations for the year ended December 31, 2007;

(d)                                 our unaudited interim comparative consolidated financial statements as at and for the three and nine month periods ended September 30, 2008, together with the notes thereto (the “2008 Q3 Financial Statements”);

(e)                                  our management’s discussion and analysis of financial conditions and results of operations for the nine month period ended September 30, 2008;

(f)                                    our material change report dated January 21, 2008 in respect of the completion of the Canetic Acquisition on January 11, 2008;

(g)                                 our Information Circular – Proxy Statement dated May 5, 2008 relating to the annual meeting of Unitholders held on June 2, 2008;

(h)                                 our business acquisition report dated March 26, 2008 in respect of the Canetic Acquisition completed on January 11, 2008 (the “BAR”);

(i)                                     our supplemental note to our 2007 Annual Financial Statements titled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”, together with the auditors’ report thereon (the “U.S. GAAP Note”);

(j)                                     our supplemental note to our 2008 Q3 Financial Statements titled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”; and

(k)                                  our supplemental note to our unaudited pro forma consolidated financial statements as at and for the year ended December 31, 2007 contained in our BAR titled “Differences Between Canadian and United States Generally Accepted Accounting Principles”.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus promulgated under National Instrument 44-101 – Short Form Prospectus Distributions (including, without limitation, any annual information form, audited consolidated financial statements (together with the auditor’s report thereon) and related management’s discussion and analysis, information circular, material change reports, business acquisition reports and interim unaudited consolidated financial statements and related management’s discussion and analysis) subsequently filed by us with the securities commissions or similar regulatory authorities in the relevant provinces of Canada after the date of this Prospectus Supplement and prior to the termination of the distribution of the Units under this Prospectus Supplement shall be deemed to be incorporated by reference into the Prospectus.  In addition, to the extent that any document or information incorporated by reference into the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, that document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which the Prospectus and this Prospectus Supplement forms a part.  In addition, if we specifically state it in the applicable document, we may incorporate by reference into the registration statement of which the Prospectus and this Prospectus Supplement forms a part information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

Any statement contained in the Prospectus, this Prospectus Supplement or in a document (or part of a document) incorporated or deemed to be incorporated by reference in the Prospectus or this Prospectus Supplement for the purposes of the Offering shall be deemed to be modified or superseded to the extent that a statement contained in the Prospectus, this Prospectus Supplement or in a document (or part of a document) incorporated or deemed to be incorporated by reference in the Prospectus or this Prospectus Supplement (or in any other subsequently filed document which also is or is deemed to be incorporated by reference) modifies or supersedes that statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference into the Prospectus or this Prospectus Supplement or to constitute a part of the Prospectus or this Prospectus Supplement.

Upon a new annual information form and corresponding annual financial statements and related management’s discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous annual information form and all annual financial statements, interim financial statements and the related management’s discussion and analysis, material change reports, business acquisition reports and information circulars filed prior to the commencement of our financial year in respect of which the new annual information form is filed shall be deemed no longer to be incorporated by reference into the Prospectus and this Prospectus Supplement for purposes of future offers and sales of Units under this Prospectus Supplement and the Prospectus.  Upon interim consolidated financial statements and the related management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, all interim consolidated financial statements and the related management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated in the Prospectus and this Prospectus Supplement for purposes of future offers and sales of Units under this Prospectus Supplement and the Prospectus.  Upon a new management information circular and proxy statement relating to an annual meeting of Unitholders being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the management information circular and proxy statement for the preceding annual meeting of Unitholders shall be deemed no longer to be incorporated into the Prospectus and this Prospectus Supplement for purposes of future offers and sales of Units under this Prospectus Supplement and the Prospectus.

We maintain an internet web site at www.pennwest.com.  Information on our web site is not, and should not be deemed to be, part of this Prospectus Supplement or the Prospectus and is not being incorporated by reference into this Prospectus Supplement or the Prospectus.

You should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement and the Prospectus and on the other information included in the registration statement of which this Prospectus Supplement and the Prospectus form a part.  We have not authorized anyone to provide you with different or additional information.  We are not making an offer of these Units in any jurisdiction where the offer is not permitted by law.  You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information we previously filed with the securities regulatory authority in each of the provinces of Canada and with the SEC that is incorporated by reference into this Prospectus Supplement or the Prospectus, is accurate as of their respective dates only.  Our business, financial condition, results of operations and prospects may have changed since those dates.

RECENT DEVELOPMENTS

Reduction of 2009 Capital Program and Production Guidance

On January 14, 2009, we announced that we anticipate our 2009 capital expenditures will total between $600 million and $825 million, and that we anticipate spending between $250 million and $325 million of that amount in the first half of 2009.  Based on this level of capital expenditures, we announced that subject to closing any dispositions pursuant to our on-going rationalization program of our non-core assets, we anticipate our production volumes will average approximately 180,000 boe per day (gross) in the first half of 2009.  See “- Disposition Program” below.

Reduction of Cash Distributions

On January 14, 2009, we announced that in light of our intended 2009 capital expenditure levels and the continuing weak commodity price environment, we had approved a reduction to our monthly distribution to Unitholders from $0.34 per Unit per month to $0.23 per Unit per month for the next two months (subject to changes in commodity prices, production levels and capital expenditures), commencing with the distribution payable on February 13, 2009 to Unitholders of record on January 30, 2009.

Hedging Program

On January 14, 2009, we announced that we have approximately 31 percent of our 2009 crude oil production hedged (before royalties) with a floor West Texas Intermediate price of US$80.00 per barrel and a ceiling price of US$110.21 per barrel.  We also announced that approximately 20 percent of our 2009 natural gas volumes have been hedged (before royalties) with a floor price of Cdn$7.88 per gigajoule and a ceiling price of Cdn$11.27 per gigajoule at AECO.

Disposition Program

Late in 2008, we placed various producing non-core assets into the market for sale.  To date, we have closed transactions pursuant to which we have disposed of assets that produced an average of approximately 2,933 boe per day (net) in 2008 (as of the effective date of the respective sale agreements) for aggregate gross before tax proceeds of approximately $118 million.  By the end of the first quarter 2009, we anticipate closing additional transactions pursuant to which we will dispose of assets that produced an average of approximately 722 boe per day (net) in 2008 for aggregate gross before tax proceeds of approximately $30.5 million.  The closing of these transactions is subject to industry standard closing conditions.  We anticipate using the proceeds from these transactions to reduce our bank indebtedness.

Potential Goodwill Impairment

We are currently assessing and evaluating the carrying value of our goodwill, both prior to and subsequent to each of the Petrofund Acquisition, the Canetic Acquisition and the Vault Acquisition (collectively, the “Acquisitions”), to determine if, as a consequence of the deterioration in general economic conditions during 2008, an impairment write-down to goodwill is required under Canadian GAAP or U.S. GAAP, which would be reflected in our audited annual consolidated financial statements for the year ended December 31, 2008.

In general, Canadian GAAP requires that we assess our goodwill balance at least annually for impairment and that any impairment be charged to net income.  The calculation of any impairment is subject to management estimates and assumptions.  Factors that may be considered in such a calculation include, but are not limited to, a decline in our Unit price and market capitalization, a change in our reserves value per Unit, a change in the fair value of our petroleum and natural gas and other assets and liabilities, the current activity level in petroleum and natural gas property markets, and general economic conditions.  Any impairment would result in a write-down of the goodwill value on our balance sheet and a non-cash charge against net income.

As at the date hereof, we are not able to determine if an impairment write-down to goodwill will be required under Canadian GAAP or U.S. GAAP for the year ended December 31, 2008 or the potential amount of any such impairment.  However, we do not currently believe that any such impairment write-down would impact our ability to comply with the financial covenants under our Amended Credit Facilities and other debt instruments.

Potential Write-Down of the Book Value of our Assets

Canadian GAAP requires that we apply certain accounting policies and make certain estimates and assumptions that affect reported amounts in our consolidated financial statements.  Under Canadian GAAP, the amounts at which petroleum and natural gas property and equipment are carried as net assets on the balance sheet are subject to a cost-recovery or “ceiling” test, which is based in part upon estimated future net funds flows from reserves.  If net capitalized costs exceed the estimated “recoverable amounts”, we will have to charge the amount of the excess to net income.  A decline in the estimated “recoverable amounts” of our oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a non-cash charge against net income.  The estimated “recoverable amounts” of oil and gas properties is highly dependent upon the prices of oil and natural gas and the estimate of the oil and gas reserves that such properties contain.

Under U.S. GAAP, the estimated “recoverable amounts” are calculated based on estimated future net funds flows from proved reserves discounted at 10% and using commodity prices in effect on the balance sheet date (i.e. “constant prices”).  The use of discounting and, in the current commodity price environment, constant prices results in a greater likelihood of a write-down under U.S. GAAP than Canadian GAAP, which allows estimated forecast commodity prices to be used.

Oil and gas prices declined significantly during the fourth quarter of 2008, which could adversely affect the amounts at which our petroleum and natural gas properties and equipment will be carried on the balance sheet to be contained in our audited annual consolidated financial statements for the year ended December 31, 2008.  We are currently assessing and evaluating the carrying value of our petroleum and natural gas properties and equipment to determine if, as a consequence of the sharp decline in oil and natural gas prices in the fourth quarter of 2008, the decline in the estimated “recoverable amounts” of our oil and natural gas properties and equipment will cause our capitalized costs to exceed the cost ceiling under one or both of U.S. GAAP and Canadian GAAP.  If this is the case (i) under Canadian GAAP, a non-cash charge against our net income will be required to be reflected in our audited annual consolidated financial statements for the year ended December 31, 2008, and (ii) under U.S. GAAP, a non-cash charge against our net income will be required to be reflected in our audited supplemental note to our audited annual consolidated financial statements for the year ended December 31, 2008.

As at the date hereof, we are not able to determine if a write-down of the carrying value of our petroleum and natural gas assets will be required under Canadian GAAP or U.S. GAAP for the year ended December 31, 2008 or the potential amount of any such write-down.  However, given the nature of the U.S. GAAP ceiling test and year-end oil and natural gas prices, we consider that a write-down of the carrying value of our petroleum and natural gas assets under U.S. GAAP at December 31, 2008 is more probable than not.  However, any such write-down would not impact our ability to comply with the financial covenants under our Amended Credit Facilities and other debt instruments because such financial covenants are calculated using Canadian GAAP, not U.S. GAAP.  Furthermore, we do not believe that any such write-down under Canadian GAAP would impact our ability to comply with the financial covenants under our Amended Credit Facilities and other debt instruments.

USE OF PROCEEDS

The net proceeds to the Trust from the Offering are estimated to be $237,006,745 after deducting the fees of $12,500,355 payable to the Underwriters and the estimated expenses of the issue of $500,000.  If the Option is exercised in full, the net proceeds from the sale of the Units hereunder are estimated to be $284,505,415 after deducting the fees of $15,000,285 payable to the Underwriters and the estimated expenses of the Offering of $500,000.  See “Plan of Distribution”.

All of the net proceeds of this Offering will initially be used to partially repay outstanding bank indebtedness under our Amended Credit Facilities, which was approximately $2.6 billion as at December 31, 2008, thereby creating additional borrowing capacity to fund a portion of our 2009 capital expenditure program.  The principal purposes for which the proceeds of the indebtedness was used was to fund capital expenditures on our petroleum and natural gas properties and equipment and to fund our general and administrative expenses.  See “Relationship Between PWPL’s Lenders and the Underwriters”.

We currently anticipate that our 2009 capital expenditures will total between $600 million and $825 million.  Our 2009 capital expenditure program will emphasize low-risk projects with a focus on low-cost volume additions through production optimization and low to medium risk drilling favouring light oil and natural gas over heavy oil.

CONSOLIDATED CAPITALIZATION

Other than the effect of changes in foreign currency exchange rates on U.S. dollar and pounds sterling denominated loans, there have been no material changes in our consolidated Unit or debt capitalization since September 30, 2008 to the date of this Prospectus Supplement.

The following table sets forth our consolidated capitalization as at September 30, 2008, both before and after giving effect to this Offering.  In addition, the notes to the following table describe certain changes in, and the effect of certain changes on, our share and loan capital, on a consolidated basis, since September 30, 2008.

Designation (Authorized)	As at September 30, 2008	As at September 30, 2008 (after giving effect to the Offering but assuming that the Option is not exercised)(6)	As at September 30, 2008 (after giving effect to the Offering and assuming the Option is exercised in full) (7)
	(Cdn$ millions, except Unit amounts)	(Cdn$ millions, except Unit amounts)	(Cdn$ millions, except Unit amounts)

Bank Debt(1)	2,525	2,288	2,240

2007 Senior Notes(2) (US$475 million)	505	505	505

2008 Senior Notes(2) (US$480 million and Cdn$30 million)	541	541	541

2008 UK Senior Notes(2) (£57 million)	108	108	108

6.5% 2005 Debentures(3) ($60 million)	18	18	18

6.5% 2006 Debentures(3) ($230 million)	229	229	229

7.2% 2006 Debentures(3) ($50 million)	26	26	26

8% 2004 Debentures(3) ($75 million)	7	7	7

8% 2005 Debentures(3) ($55 million)	48	48	48

Unitholders’ Capital

Units (unlimited)	7,922(4)(5) (383,513,672 Units)	8,159(4)(5) (401,244,672 Units)	8,207(4)(5) (404,790,672 Units)

Special Voting Units (unlimited)	—	—	—

Notes:

(1)                                 For information regarding our Amended Credit Facilities, see note 5 to our 2008 Q3 Financial Statements.  As at December 31, 2008, approximately $2.6 billion was outstanding under the Amended Credit Facilities.

(2)                                 For information regarding our 2007 Senior Notes, 2008 Senior Notes and £57 million of senior unsecured notes (the “2008 UK Senior Notes”), see note 5 to our 2008 Q3 Financial Statements.  The principal amount of 2007 Senior Notes, 2008 Senior Notes and 2008 UK Senior Notes outstanding as at September 30, 2008 has been converted into Canadian dollars based on the exchange rate in effect at the close of business on such date.  The principal amount of 2007 Senior Notes, 2008 Senior Notes and 2008 UK Senior Notes outstanding as at December 31, 2008 was the same as that outstanding as at September 30, 2008.

(3)                                 For information regarding our Convertible Debentures, see the Prospectus, our AIF and note 6 to our 2008 Q3 Financial Statements.  As at December 31, 2008: (i) $17.7 million principal amount of 6.5% 2005 Debentures were outstanding; (ii) $229.0 million principal amount of 6.5% 2006 Debentures were outstanding; (iii) $26.2 million principal amount of 7.2% 2006 Debentures were outstanding; (iv) $7.2 million principal amount of 8% 2004 Debentures were outstanding; and (v) $16.3 million principal amount of 8% 2005 Debentures were outstanding.

(4)                                 As at December 31, 2008, 386,504,586 Units were issued and outstanding.  As at the date hereof, 387,791,294 Units are issued and outstanding.

(5)                                 In addition, as at September 30, 2008, 33,119,770 Units were reserved for issuance under our TURIP Plan, 2,540,334 Units were reserved for issuance under our ESSP Plan, 3,340,422 Units were reserved for issuance under our DRIP Plan and 6,237,698 Units were reserved for issuance on conversion of the outstanding Convertible Debentures.  As at December 31, 2008, 36,019,688 Units were reserved for issuance under our TURIP Plan, 2,088,470 Units were reserved for issuance under our ESSP Plan, 8,822,674 Units were reserved for issuance under our DRIP Plan and 6,237,698 Units were reserved for issuance on conversion of the outstanding Convertible Debentures.

(6)                                 Based on the issuance of 17,731,000 Units for aggregate proceeds of $250,007,100 less Underwriters’ fees of $12,500,355 and expenses of the Offering estimated to be $500,000 with the estimated net proceeds of $237,006,745 initially applied against the indebtedness outstanding under the Amended Credit Facilities.

(7)                                 Based on the issuance of 21,277,000 Units for aggregate proceeds of $300,005,700 less Underwriters’ fees of $15,000,285 and expenses of the Offering estimated to be $500,000 with the estimated net proceeds of $284,505,415 initially applied against the indebtedness outstanding under the Amended Credit Facilities.

PLAN OF DISTRIBUTION

The Offering consists of 17,731,000 Units at a price of $14.10 per Unit and up to an additional 3,546,000 Units at the same price if the Underwriters exercise the Option in full.  The Units will be issued on the Offering Closing Date pursuant to the Underwriting Agreement (as defined herein).  For a summary of the material attributes and characteristics of the Units and certain rights attaching thereto, see “Description of Securities – Units” in the Prospectus and “Information Relating to Penn West – Trust Indenture” in our AIF.

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated effective January 29, 2009 between the Trust, PWPL and the Underwriters, as underwriters, the Trust has agreed to sell an aggregate of 17,731,000 Units to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Trust, each as a principal, such Units on the Offering Closing Date.  The Underwriting Agreement provides that the Trust will pay the Underwriters a fee of $0.705 per Unit issued and sold by the Trust, for an aggregate fee payable by the Trust of $12,500,355, in consideration of their services in connection with the Offering.  The Underwriters’ fee is payable on the Offering Closing Date.

The Trust has granted to the Underwriters the Option to purchase up to an additional 3,546,000 Units on the same terms and conditions as the Offering, exercisable in whole or in part at one or more times and from time to time up to 48 hours prior to 6:30 a.m. (Calgary time) on the Offering Closing Date.  A purchaser who acquires Units forming part of the Underwriters’ over-allocation position acquires those Units under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Option or secondary market purchases.  If the Option is exercised in full, the total price to the public, Underwriters’ fee and net proceeds to the Trust (before deducting expenses of the Offering) will be $300,005,700, $15,000,285 and $285,005,415, respectively.  This Prospectus Supplement also qualifies both the grant of the Option and the distribution of the Units issuable upon exercise of the Option.

The terms of the Offering were determined by negotiations between PWPL, on behalf of the Trust, and CIBC World Markets Inc. and BMO Nesbitt Burns Inc., on behalf of the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events.  If an Underwriter fails to purchase the Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Units, provided that, if the aggregate number of Units not purchased is less than or equal to 10% of the aggregate number of Units agreed to be purchased by the Underwriters, then each of the other Underwriters is obligated to purchase severally the Units not taken up, on a pro rata basis or as they may otherwise agree as between themselves.  The Underwriters are, however, obligated to take up and pay for all Units if any Units are purchased under the Underwriting Agreement.  The Underwriting Agreement also provides that the Trust and PWPL will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.

The Underwriters propose to offer the Units initially at the public offering price specified on the cover page of this Prospectus Supplement.  After the Underwriters have made a reasonable effort to sell all of the Units offered by this Prospectus Supplement at the price specified herein, the offering price may be decreased and may be further changed from time to time to an amount not greater than that specified on the cover page of this Prospectus Supplement, and the compensation realized by the Underwriters will accordingly also be reduced.  Any such reduction will not affect the proceeds received by the Trust.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Trust has applied to the TSX and the NYSE to list the Units offered by this Prospectus Supplement.  Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX and the NYSE.

This Offering is being made concurrently in all the provinces of Canada and in the United States pursuant to the multi-jurisdictional disclosure system adopted in the United States.  The Units will be offered in Canada and the United States through the Underwriters either directly or, if applicable, through their respective Canadian or United States registered broker-dealer affiliates.

The Trust has agreed that, subject to certain exceptions, it shall not issue or agree to issue any Units or other securities convertible into, or exchangeable for, Units prior to 90 days after the Offering Closing Date without the prior consent of CIBC World Markets Inc. and BMO Nesbitt Burns Inc., on their own behalf and on behalf of the Underwriters, which consent shall not be unreasonably withheld.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Units.  The policy statements allow certain exceptions to the foregoing prohibitions.  The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Units.  These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.  Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Units at levels other than those which otherwise might prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.

The net proceeds from the Offering will initially be used to partially repay outstanding bank indebtedness of the Trust.  See “Relationship Between PWPL’s Lenders and the Underwriters” and “Use of Proceeds”.  Because more than 10% of the proceeds of the Offering, not including underwriting compensation, may be received by affiliates of the underwriters in the Offering, the Offering is being conducted in compliance with the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers (“NASD”)) Conduct Rule 5110(h).  Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, as the Offering is of a class of equity securities for which a “bona fide independent market,” as defined by the NASD rules, exists as of the date of the filing of the registration statement and as of the effective date thereof.

RELATIONSHIP BETWEEN PWPL’S LENDERS AND THE UNDERWRITERS

The Trust may be considered a “connected issuer”, as such term is defined in National Instrument 33-105 Underwriting Conflicts, of each of CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Desjardins Securities Inc. and Société Générale Securities Inc. (collectively, the “Connected Underwriters”).  PWPL is currently indebted under the Amended Credit Facilities pursuant to which a banking affiliate of each of the Connected Underwriters is a lender (collectively, the “Affiliate Lenders”).  As of December 31, 2008, PWPL was indebted to the lenders under the Amended Credit Facilities in the aggregate amount of approximately Cdn$2.6 billion.  For more information regarding the Amended Credit Facilities, see note 5 to our 2008 Q3 Financial Statements.  PWPL is currently in compliance with the Amended Credit Facilities and no breach thereof has ever been waived by any of the Affiliate Lenders.  Except as otherwise disclosed in the Prospectus and this Prospectus Supplement, the financial position of the Trust has not changed substantially since the indebtedness under the Amended Credit Facilities was incurred.  The Trust intends to initially use all of the net proceeds from the Offering to reduce the amount of indebtedness outstanding under the Amended Credit Facilities and as a consequence a portion of the net proceeds of the Offering may be paid to one or more of the Affiliate Lenders.  For more information see “Use of Proceeds” herein.  The decision to distribute Units pursuant to the Offering was made by PWPL, on behalf of the Trust, and the determination of the terms of the Offering was made by negotiations between PWPL, on behalf of the Trust, and CIBC World Markets Inc. and BMO Nesbitt Burns Inc., on behalf of the Underwriters.  None of the Affiliate Lenders have had or will have any involvement in sales of Units made pursuant to the Offering, although they have each been advised of the Offering and the terms thereof.  Each Connected Underwriter will receive its proportionate share of the aggregate fee payable by the Trust to the Underwriters.

PRIOR SALES

We issued the following Units and securities convertible into Units during the 12 month period prior to the date hereof:

1.                                      we issued 8,244,002 Units pursuant to our DRIP Plan at a weighted average issue price of $23.07 per Unit for aggregate consideration of approximately $190.2 million;

2.                                      we issued 1,402,833 Units pursuant to our ESSP Plan at a weighted average issue price of $24.46 per Unit with an aggregate value of approximately $34.3 million;

3.                                      we issued 1,305,327 Units on exercise of rights granted pursuant to our TURIP Plan at a weighted average issue price of $19.92 per Unit for aggregate consideration of approximately $26.0 million;

4.                                      we granted 15,991,162 rights exercisable to acquire an equal number of Units pursuant to our TURIP Plan at a weighted average exercise price of $26.53 per Unit; and

5.                                      we issued 85,975 Units on conversion and redemption of Convertible Debentures at a weighted average issue price of $33.38 per Unit for aggregate consideration of approximately $2.9 million.

For additional information respecting previously issued Units and securities convertible into Units, see “Prior Sales” in the Prospectus and our 2007 Annual Financial Statements and 2008 Q3 Financial Statements.

MARKET FOR SECURITIES

Units

The Units are listed and traded on the TSX under the symbol PWT.UN and on the NYSE under the symbol PWE.  The following tables set forth certain trading information for our Units during the periods indicated as reported by the TSX and the NYSE.  For additional trading information relating to the Units, see “Market for Securities” in the Prospectus.

	TSX
	Unit price ($)	Unit price ($)
Period	High	Low	Volume

2008
June	35.60	31.96	24,200,848
July	34.71	29.13	20,205,817
August	31.25	28.51	17,049,678
September	30.40	22.91	31,474,406
October	25.50	15.05	39,485,740
November	21.87	15.28	25,431,412
December	17.55	12.93	30,997,981
2009
January (1- 29)	16.18	13.55	24,746,467

	NYSE
	Unit price (US$)	Unit price (US$)
Period	High	Low	Volume

2008
June	35.00	31.50	38,923,000
July	34.17	28.92	47,463,628
August	30.30	26.62	33,681,348
September	28.81	22.00	64,983,228
October	24.00	13.00	123,125,280
November	19.01	11.86	64,281,100
December	14.19	9.97	77,151,448
2009
January (1- 29)	13.72	11.06	69,461,730

Convertible Debentures Assumed Pursuant to the Vault Acquisition

We assumed the 7.2% 2006 Debentures and the 8% 2005 Debentures from Vault on January 10, 2008 in connection with the Vault Acquisition.  The 7.2% 2006 Debentures and the 8% 2005 Debentures began trading on the TSX as our securities on January 15, 2008 under the symbols “PWT.DB.E” and “PWT.DB.C”, respectively.

7.2% 2006 Debentures

The following table sets forth certain trading information for our 7.2% 2006 Debentures during the periods indicated as reported by the TSX (with each unit of volume traded being equal to $100 principal amount of 7.2% 2006 Debentures).  For additional trading information relating to the 7.2% 2006 Debentures, see “Market for Securities” in the Prospectus.

	TSX
	Debenture price ($)	Debenture price ($)
Period	High	Low	Volume

2008
June	102.00	101.00	16,300
July	101.75	101.50	2,320
August	102.95	101.00	430
September	102.00	101.25	2,210
October	99.50	90.00	1,940
November	95.00	79.00	990
December	90.00	82.00	1,100
2009
January (1- 29)	98.00	90.00	490

8% 2005 Debentures

The following table sets forth certain trading information for our 8% 2005 Debentures during the periods indicated as reported by the TSX (with each unit of volume traded being equal to $100 principal amount of 8% 2005 Debentures).  For additional trading information relating to the 8% 2005 Debentures, see “Market for Securities” in the Prospectus.

	TSX
	Debenture price ($)	Debenture price ($)
Period	High	Low	Volume

2008
June	106.55	104.00	1,480
July	—	—	—
August	105.99	105.99	100
September	105.00	104.03	5,490
October	104.25	104.25	100
November	—	—	—
December	100.00	100.00	330
2009
January (1- 29)	105.00	101.00	7,940

Convertible Debentures Assumed Pursuant to the Canetic Acquisition

We assumed the 6.5% 2005 Debentures, the 6.5% 2006 Debentures and the 8% 2004 Debentures from Canetic on January 11, 2008 in connection with the completion of the Canetic Acquisition.  The 6.5% 2005 Debentures, the 6.5% 2006 Debentures and the 8% 2004 Debentures began trading on the TSX as our securities on January 16, 2008 under the symbols “PWT.DB.D”, “PWT.DB.F” and “PWT.DB.B”, respectively.

6.5% 2005 Debentures

The following table sets forth certain trading information for our 6.5% 2005 Debentures during the periods indicated as reported by the TSX (with each unit of volume traded being equal to $100 principal amount of 6.5%

2005 Debentures).  For additional trading information relating to the 6.5% 2005 Debentures, see “Market for Securities” in the Prospectus.

	TSX
	Debenture price ($)	Debenture price ($)
Period	High	Low	Volume

2008
June	104.00	102.00	5,850
July	102.55	100.00	4,340
August	101.50	100.00	5,460
September	102.00	100.00	3,410
October	100.00	90.00	3,720
November	98.50	92.00	2,470
December	95.00	90.00	970
2009
January (1- 29)	100.00	85.00	3,400

6.5% 2006 Debentures

The following table sets forth certain trading information for our 6.5% 2006 Debentures during the periods indicated as reported by the TSX (with each unit of volume traded being equal to $100 principal amount of 6.5% 2006 Debentures).  For additional trading information relating to the 6.5% 2006 Debentures, see “Market for Securities” in the Prospectus.

	TSX
	Debenture price ($)	Debenture price ($)
Period	High	Low	Volume

2008
June	102.50	100.00	33,430
July	101.52	100.50	25,950
August	102.90	95.00	47,040
September	102.90	98.50	27,790
October	99.55	69.00	27,530
November	94.00	75.00	99,830
December	83.02	73.00	44,200
2009
January (1- 29)	94.00	82.00	128,680

8% 2004 Debentures

The following table sets forth certain trading information for our 8% 2004 Debentures during the periods indicated as reported by the TSX (with each unit of volume traded being equal to $100 principal amount of 8% 2004 Debentures).  For additional trading information relating to the 8% 2004 Debentures, see “Market for Securities” in the Prospectus.

	TSX
	Debenture price ($)	Debenture price ($)
Period	High	Low	Volume

2008
June	116.68	104.03	1,350
July	110.19	104.01	820
August	104.50	104.50	30
September	104.75	103.55	390
October	103.55	70.00	1,440
November	100.00	97.00	1,950
December	100.00	97.01	2,390
2009
January (1- 29)	100.00	98.30	1,130

RECORD OF CASH DISTRIBUTIONS

Since our formation as a trust on May 31, 2005, monthly cash distributions have been declared in the following amounts, each amount being paid in the following month:

Month	Distributions per Unit ($)
	2008	2007	2006	2005
January	0.34	0.34	0.31	—
February	0.34	0.34	0.34	—
March	0.34	0.34	0.34	—
April	0.34	0.34	0.34	—
May	0.34	0.34	0.34	—
June	0.34	0.34	0.34	0.26
July	0.34	0.34	0.34	0.26
August	0.34	0.34	0.34	0.26
September	0.34	0.34	0.34	0.26
October	0.34	0.34	0.34	0.31
November	0.34	0.34	0.34	0.31
December	0.34	0.34	0.34	0.31
Total	4.08	4.08	4.05	1.97

On January 14, 2009, we announced that in light of our intended 2009 capital expenditure levels and the continuing weak commodity price environment, we had approved a reduction to our monthly distribution to Unitholders from $0.34 per Unit per month to $0.23 per Unit per month for the next two months (subject to changes in commodity prices, production levels and capital expenditures), commencing with the distribution payable on February 13, 2009 to Unitholders of record on January 30, 2009.  Future distributions are subject to the discretion of the Board and may vary depending on, among other things, the current and anticipated commodity price environment, our production levels and the amount of capital expenditures that we make.  Cash distributions to Unitholders are not assured or guaranteed.  You should also refer to the section of the Prospectus entitled “Risk Factors”.

Assuming this Offering closes on February 5, 2009 as anticipated, purchasers of Units under this Offering who continue to hold such Units on February 28, 2009 will receive the distribution that will be paid by the Trust on or about March 13, 2009 to Unitholders of record on February 27, 2009.

CERTAIN INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters (collectively, “Counsel”), the following summary fairly describes the principal

Canadian federal income tax considerations pursuant to the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder (the “Tax Act”) generally applicable to a subscriber who acquires Units and who, for purposes of the Tax Act, holds the Units as capital property and deals at arm’s length with, and is not affiliated with, the Trust and the Underwriters.  Generally speaking, the Units will be considered to be capital property to a Unitholder provided the Unitholder does not hold the Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  Certain Unitholders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have their Units treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.  This summary is not applicable to: (i) a Unitholder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a Unitholder an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iii) a Unitholder that is a “specified financial institution” as defined in the Tax Act.  Any such Unitholder should consult its own tax advisor with respect to an investment in the Units; or (iv) a Unitholder to whom the functional currency reporting rules in subsection 261(4) of the Tax Act apply.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (“CRA”).  Except for specifically proposed amendments (the “Proposed Amendments”) to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, regulatory or judicial action, nor any changes in the administrative practices of the CRA.  This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Units.  Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Units, and no representations with respect to the income tax consequences to any prospective purchaser or Unitholder are made.  Consequently, prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

SIFT Rules

On October 31, 2006, the Department of Finance (Canada) (“Finance”) announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders.  Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing these proposals (collectively, the “SIFT Rules”).

The SIFT Rules apply to trusts and partnerships that are resident in Canada for purposes of the Tax Act (in the case of partnerships, pursuant to new residency rules for this purpose), that hold one or more “non-portfolio properties”, and the units of which are listed or traded on a stock exchange or other public market (a “specified investment flow-through trust” or “SIFT trust”, and a “specified investment flow-through partnership” or “SIFT partnership”).  In the case of a trust or partnership that would have been a SIFT trust or SIFT partnership on October 31, 2006, the SIFT Rules generally will not take effect until January 1, 2011, provided the trust or partnership does not exceed “normal growth” as determined by reference to the normal growth guidelines issued by Finance on December 15, 2006 (the “Guidelines”).

The Trust would be a “SIFT trust” under the SIFT Rules but for the deferred implementation described above.  Pursuant to the SIFT Rules, a SIFT trust will be subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties at a rate comparable to the combined federal and provincial corporate income tax rate, and distributions of such income to unitholders will be treated as eligible dividends paid by a taxable Canadian corporation.  The properties owned by the Trust would constitute “non-portfolio properties” under the SIFT Rules, with the result that all or substantially all of the Trust’s income would be subject to the new tax.

The SIFT Rules provide that the tax rate will be the federal general corporate income tax rate (which is anticipated to be 16.5% in 2011 and 15% in 2012) plus the provincial SIFT tax rate.

The provincial SIFT tax rate will be based on the general provincial corporate income tax rate in each province in which the Trust has a permanent establishment.  For purposes of calculating this component of the tax, the general corporate taxable income allocation formula will be used.  Specifically, the Trust’s taxable distributions will be allocated to provinces by taking half of the aggregate of:

•                                         that proportion of the Trust’s taxable distributions for the year that the Trust’s wages and salaries in the province are of its total wages and salaries in Canada; and

•                                         that proportion of the Trust’s taxable distributions for the year that the Trust’s gross revenues in the province are of its total gross revenues in Canada.

It is anticipated that the Trust would be considered to have a permanent establishment only in Alberta, where the provincial tax rate in 2011 is expected to be 10%, which will result in an effective tax rate of 26.5% in 2011 and 25% in 2012.

As noted, the SIFT Rules are not expected to take effect, generally, until 2011.  However, the Trust could become subject to the SIFT Rules sooner than 2011 if it experiences growth other than “normal growth” before then.  Under the Guidelines, a SIFT trust will be considered to have experienced only “normal growth” if its issuances of new equity, which includes Units and debt convertible into Units, does not exceed certain thresholds measured by reference to the SIFT trust’s market capitalization as of the close of trading on October 31, 2006, taking into account only the SIFT trust’s publicly-traded units and not any securities, whether or not listed, that are convertible into or exchangeable for units.  The permitted expansion thresholds are the greater of $50 million and 40% of a SIFT trust’s October 31 market capitalization for the period from October 31, 2006 to the end of 2007, and the greater of $50 million and 20% of a SIFT trust’s October 31 market capitalization for each of 2008, 2009 and 2010.  On December 4, 2008, Finance announced changes to the Guidelines to allow a SIFT trust to accelerate the utilization of the SIFT trust’s annual safe harbour amount for each of 2009 and 2010 so that the aggregate safe harbour amount for 2009 and 2010 is available on and after December 4, 2008.  This change does not alter the maximum permitted expansion threshold for a SIFT trust, but it allows a SIFT trust to use its normal growth room remaining as of December 4, 2008 in a single year, rather than staging a portion of the normal growth room over the 2009 and 2010 years.

PWPL has advised Counsel that the Trust’s market capitalization, after taking into account that of Canetic and Vault, determined in accordance with the Guidelines, as of October 31, 2006 was approximately $15 billion.  PWPL has further advised Counsel that the offering of Units pursuant to this Prospectus Supplement and the Prospectus will not, in and of itself, cause the Trust to exceed its permitted normal growth threshold under the Guidelines.

It is therefore assumed, for the purposes of this summary, that the Trust will not be subject to the SIFT Rules until January 1, 2011.  No assurance can be provided that the SIFT Rules will not apply to the Trust prior to 2011.

Status of the Trust

Based upon representations made by the Trust, in the opinion of Counsel, the Trust presently qualifies as a “mutual fund trust” as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify.  Counsel is advised by the Trust that it is intended that the requirements necessary for the Trust to qualify as a mutual fund trust will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times.  In the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below.

Taxation of the Trust

Subject to the application of the SIFT Rules, the Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual.  The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for a taxation year all interest, including interest on the Internal Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year, all dividends received by it in the year, including dividends on the PWPL Common Shares, and all amounts accruing under the NPI Agreements.  The Trust may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of the offering and other offerings of its Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year.

To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year.  An amount will be considered payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount.  See “Taxation of Unitholders Resident in Canada - Income from Units”.  Under the Trust Indenture, the Trust generally will be required to distribute all of its taxable income each year to the Unitholders.  Accordingly, subject to the application of the SIFT Rules, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act.  The Trust may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years.  The Trust may choose not to claim all deductions in computing income and taxable income to the maximum extent allowed by the Tax Act.

Under the SIFT Rules, on the basis that the Trust is a SIFT trust, once it becomes subject to the SIFT Rules (which is anticipated to be, subject to any “undue expansion”, deferred until January 1, 2011), the Trust will no longer be able to deduct any part of the amounts payable to Unitholders in respect of “non-portfolio earnings” which means: (i) income from businesses it carries on in Canada or from its non-portfolio properties, other than taxable dividends (exceeding any losses for the taxation year from businesses or non-portfolio properties); and (ii) taxable capital gains from its dispositions of non-portfolio properties (exceeding its allowable capital losses from the disposition of such properties).  “Non-portfolio” properties include: (i) Canadian real and resource properties if the total fair market value of such properties is greater than 50% of the equity value of the SIFT trust itself; (ii) a property that the SIFT trust (or a non-arm’s length person or partnership) uses in the course of carrying on a business in Canada; and (iii) securities of a subject entity if the SIFT trust holds securities of the subject entity that have a fair market value greater than 10% of the subject entity’s equity value or if the SIFT trust holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the SIFT trust’s equity value.  A subject entity includes corporations resident in Canada, trusts resident in Canada, and Canadian resident partnerships.  It is expected that the Internal Notes, the PWPL Common Shares and the NPIs will be non-portfolio properties for this purpose.  Income which a SIFT trust is unable to deduct will be taxed in the SIFT trust at rates of tax comparable to the combined federal and provincial corporate tax rate as discussed above under “SIFT Rules”.  The SIFT Rules do not change the tax treatment of distributions that are paid as returns of capital.

Taxation of Unitholders Resident in Canada

Income from Units

Each Unitholder is required to include in computing his income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year.  Income of a Unitholder from the Units will be considered to be income from property and not resource income (or “resource profits”) for purposes of the Tax Act.  Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of, a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act.  The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder’s income for the year and will not reduce the adjusted cost base of the Unitholder’s Units.  Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder’s income for the year.  However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of a Unit, the adjusted cost base of the Units held by such Unitholder will generally be reduced by such amount.

Notwithstanding the foregoing, pursuant to the SIFT Rules, commencing in 2011, taxable distributions from the Trust received by Unitholders and paid from the Trust’s after-tax non-portfolio earnings would generally be deemed to be received as taxable dividends from a taxable Canadian corporation.  Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of Unitholders who are individuals.  Under the SIFT Rules, the dividends deemed to be paid by the Trust will be deemed to be “eligible dividends” and individual Unitholders would therefore benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act.  Such dividends received by corporations resident in Canada will be eligible for full deduction as tax free inter-corporate dividends and potentially subject to a 33 1/3% refundable tax under Part IV of the Tax Act.

A Unitholder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and certain income from the Trust.  Distributions which are treated as dividends in the hands of “Canadian-controlled private corporations” will generally be eligible for the full dividends received deduction but will be subject to a 33 1/3% refundable tax under Part IV of the Tax Act.

Adjusted Cost Base of Units

The cost to a Unitholder of a Unit will generally include all amounts paid by the Unitholder for the Unit.  These amounts will be required to be averaged with the adjusted cost base of all other Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Unit.  Amounts distributed by the Trust to a Unitholder in respect of a Unit will reduce the Unitholder’s adjusted cost base of the Unit to the extent that the amount distributed to the Unitholder is in excess of his portion of the net income and net realized capital gains of the Trust, determined under the principles discussed above.  To the extent that the adjusted cost base to a holder of a Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Unit in the year in which the negative amount arises.

Disposition of Units

An actual or deemed disposition (other than in a tax deferred transaction) of Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder’s income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Units to the Unitholder plus any reasonable costs associated with the disposition.

Generally, one-half of any capital gain (a “taxable capital gain”) realized by the Unitholder will be included in the Unitholder’s income under the Tax Act for the year of disposition as a taxable capital gain and one-half of any capital loss (an “allowable capital loss”) realized on a disposition of a Unit must be deducted against taxable capital gains realized by the Unitholder in the year of disposition.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to minimum tax depending on such Unitholder’s circumstances.  A Unitholder that throughout the relevant year is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Redemption of Units

A redemption of Units in consideration for cash or promissory notes of PWPL (“Redemption Notes”), as the case may be, will be a disposition of such Units for proceeds of disposition equal to the amount of such cash or the fair market value of such Redemption Notes less any portion thereof that is considered to be a distribution out of the income of the Trust.  Redeeming Unitholders will consequently realize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Units so redeemed.  The receipt of Redemption Notes in substitution for Units will generally result in a change in the income tax characterization of distributions.  Holders of Redemption Notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the Redemption Notes.  The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution.  Unitholders should consult with their own tax advisors as to the consequences of receiving Redemption Notes on a redemption.

Taxation of Unitholders Not Resident in Canada

Any distribution of income of the Trust to a Unitholder who is not resident or deemed to be resident in Canada will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder’s jurisdiction of residence.  A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Income Tax Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.  The Trust is also obligated to withhold on all capital distributions to non-resident Unitholders at the rate of 15% and such distribution will not reduce the adjusted cost base of the non-resident Unitholder’s Units.  Where a non-resident sustains a capital loss on a disposition of Units such loss may reduce the non-resident’s tax liability in respect of capital distributions.

Pursuant to the SIFT Rules, amounts in respect of the Trust’s non-portfolio earnings payable to non-resident Unitholders after 2010 that are not deductible to the Trust will be treated as a taxable dividend from a taxable Canadian corporation.  Such dividends will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a convention between Canada and the non-resident Unitholder’s jurisdiction of residence.  A non-resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend.  Although the SIFT Rules may not increase the tax payable by non-resident Unitholders in respect of dividends deemed to be paid by the Trust, it is expected that the imposition of tax at the Trust level under the SIFT Rules will materially reduce the amount of funds flow from operations available for distributions to Unitholders.

A disposition or deemed disposition of a Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Unitholder who is not resident or deemed to be resident in Canada provided that the Units are not “taxable Canadian property” of the Unitholder for the purposes of the Tax Act.  Units will not be considered taxable Canadian property to such a Unitholder unless: (a) the Unitholder holds or uses, or is deemed to hold or use, the Units in the course of carrying on business in Canada; (b) the Units are “designated insurance property” of the Unitholder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Units, the Unitholder or persons with whom the Unitholder did not deal at arm’s length or any combination thereof, held 25% or more of the issued Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.  Amounts paid to non-resident Unitholders on redemption of their Units would be subject to the 15% withholding tax applicable to capital distributions discussed above.

Interest paid or credited on Redemption Notes to a non-resident arm’s-length Unitholder who receives such notes on a redemption of Units will not be subject to Canadian withholding tax.

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material anticipated U.S. federal income tax consequences to a U.S. Unitholder, as defined below, of the ownership or disposition of Units to which this Prospectus Supplement pertains.  This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, administrative pronouncements or practices, judicial decisions, the Income Tax Convention between the United States and Canada, as well as certain representations made by the Trust, all as of the date hereof.  Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, or the failure of any factual representation to be true, correct, and complete in all material respects, may result in U.S. federal income tax consequences significantly different from those discussed herein.  This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”).  No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal income tax consequences discussed herein.  There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion does not address any U.S. federal alternative minimum tax; U.S. federal estate, gift, or other non-income tax; or any state, local, or non-U.S. tax consequences of the ownership or disposition of Units.  In addition, this discussion does not address the U.S. federal income tax consequences to U.S. Unitholders subject to special rules, including U.S. Unitholders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) hold Units as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (vi) acquire Units as compensation for services or through the exercise or cancellation of employee stock options or warrants, (vii) have a functional currency other than the U.S. dollar, or (viii) own or have owned directly, indirectly, or constructively 10% or more of all classes of stock or trust units entitled to vote.

As used herein, “U.S. Unitholder” means a holder of Units that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) organized under the laws of the United States or any political subdivision thereof, including the States and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.  If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds Units, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity.  A U.S. person that is an owner or partner of a pass-through entity holding Units is urged to consult its own tax advisor.

This discussion assumes that Units are held as capital assets, within the meaning of the Code, in the hands of a U.S. Unitholder at all relevant times.

U.S. UNITHOLDERS AND ALL OTHER HOLDERS OF UNITS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE NON-TAX CONSEQUENCES OF THE OWNERSHIP OR DISPOSITION OF UNITS AND THE NON-U.S., U.S. FEDERAL, STATE, LOCAL, OR OTHER TAXING JURISDICTION CONSEQUENCES OF THE OWNERSHIP OR DISPOSITION OF UNITS THAT ARE RELEVANT TO THEM AND THEIR PARTICULAR CIRCUMSTANCES.

Classification as a Corporation

Although the Trust is organized as an open-end unincorporated investment trust under Canadian law, the Trust should be classified as a corporation for U.S. federal income tax purposes.  Accordingly, Units will be treated as shares of stock of a non-U.S. corporation for U.S. federal income tax purposes.  The discussion below reflects this classification and employs terminology consistent with this classification, including references to “dividends” and “earnings and profits”.

Ownership or Disposition of Units

The U.S. federal income tax consequences to a U.S. Unitholder of the ownership or disposition of Units will depend to a significant extent on whether or not the Trust will be a passive foreign investment company (“PFIC”) during such U.S. Unitholder’s holding period in its Units.

Determining Passive Foreign Investment Company Status

For U.S. federal income tax purposes, a non-U.S. corporation is a PFIC for each taxable year in which either:

(a)                                  at least 75% of its gross income is passive income (the “income test”); or

(b)                                 at least 50% of the value of its assets (based on an average of the quarterly value of the assets during the taxable year), generally measured by fair market value, are assets that either produce or are held for the production of passive income (the “asset test”).

In determining whether or not it is a PFIC, the Trust is required to take into account its pro rata portion of the income and assets of each entity treated as a corporation for U.S. federal income tax purposes in which the Trust owns, directly or indirectly, at least a 25% interest (measured by value).  Also, for purposes of the income test and the asset test, passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a related person to the extent that such income is properly allocable to income of the related person that is not passive income.

For purposes of the PFIC rules, gross income means, generally, all revenues less cost of goods sold, and passive income includes net gains from some commodities transactions, including some transactions involving oil and gas.  For this purpose, net gains from commodities transactions will not be included in passive income for purposes of the PFIC rules if (i) they are active business gains or losses from the sale of commodities and (ii) substantially all of the corporation’s commodities are stock in trade or inventory of the corporation, property used in the trade or business of the corporation, or supplies used in the ordinary course of a trade or business of the corporation.

If the Trust is a PFIC, to the extent any of its subsidiaries are also PFICs, a U.S. Unitholder may be deemed to own its proportionate share of such lower-tier PFICs.

Under these rules and definitions, the Trust believes that neither the Trust nor PWPL was a PFIC in 2008, and based on current business plans and financial projections, the Trust expects that neither the Trust nor PWPL will be PFICs in 2009 or any subsequent year.  However, PFIC status is fundamentally factual in nature, and generally cannot be determined until the close of the taxable year in question.  Consequently, the Trust can provide no assurance that the Trust or PWPL will not be a PFIC in 2009 or any subsequent year.  A U.S. Unitholder is urged to consult its own tax advisor regarding the consequences of the Trust or PWPL being a PFIC in 2009 or any subsequent year.

Tax Consequences if the Trust Is Not and Does Not Become a PFIC During Your Holding Period

Dividends

If the Trust is not and does not become a PFIC during a U.S. Unitholder’s holding period in its Units and the Trust makes a distribution with respect to Units, such U.S. Unitholder will be required to include in gross income as ordinary income the gross amount of such distribution, to the extent that such distribution does not exceed the Trust’s current or accumulated earnings and profits as determined under U.S. federal income tax principles (a “dividend”).  Dividends will not be eligible for the dividends-received deduction generally allowed to corporations on dividends received from a domestic corporation.  A distribution in excess of the Trust’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. Unitholder’s adjusted tax basis in its Units and will be applied against and reduce that basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized for U.S. federal income tax purposes on a subsequent disposition of the Units).  To the extent that the distribution exceeds the U.S. Unitholder’s adjusted tax basis, the excess will be treated as gain from a sale or exchange of the Units.

If Units are readily tradeable on an established U.S. securities market, within the meaning of the Code, or if the Trust is eligible for benefits under the Income Tax Convention between the United States and Canada, then a distribution on Units received by a non-corporate U.S. Unitholder before January 1, 2011 may be “qualified dividend income” to such U.S. Unitholder if the Trust is not a PFIC during either the tax year in which the distribution occurs or the preceding tax year.  Because the Trust’s Units are traded on the NYSE and the TSX, the “readily tradeable” requirement discussed above should be fulfilled.  If certain holding period and other requirements are met, qualified dividend income is subject to a maximum rate of U.S. federal income tax of fifteen percent (15%) to a U.S. Unitholder that is not a corporation.

Foreign Tax Credits

Any foreign income tax withheld with respect to a dividend on Units, subject to a number of complex limitations (including special limitations to coordinate with the qualified dividend income rules described above), may be claimed as a foreign tax credit against a U.S. Unitholder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  A dividend paid to a U.S. Unitholder with respect to Units will generally be deemed to be either “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a U.S. Unitholder.  The availability of any foreign tax credit is a complex calculation, subject to a variety of limitations, and therefore a U.S. Unitholder is urged to consult its own tax advisor regarding the availability of the foreign tax credit.

Foreign Currency Gain or Loss

A taxable dividend with respect to a Unit paid in Canadian dollars will be included in the gross income of a U.S. Unitholder as translated into U.S. dollars by reference to the exchange rate in effect on the day such dividend is received by such U.S. Unitholder regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  A U.S. Unitholder paid in Canadian dollars that converts Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the day of the dividend distribution may have a foreign currency exchange gain or loss that would be treated as U.S. source ordinary income or loss.  A U.S. Unitholder is urged to consult its own tax advisor concerning the U.S. federal tax consequences of acquiring, holding, or disposing of Canadian dollars.

Sale, Exchange, or Other Taxable Disposition of Our Units

If the Trust is not and does not become a PFIC during a U.S. Unitholder’s holding period in its Units, such U.S. Unitholder generally will recognize gain or loss on the sale, exchange, or other taxable disposition of any of its Units in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received and (b) its adjusted tax basis in the Units.  Any gain or loss will be long-term capital gain or loss if, on the date of the sale, exchange, or other taxable disposition, the U.S. Unitholder’s holding period exceeds one year.  Long-term capital gains of non-corporate U.S. Unitholders are eligible for reduced rates of taxation.  Any gain or loss realized by a U.S. Unitholder on the sale, exchange, or other taxable disposition of any of its Units generally will be treated as having a U.S. source for U.S. foreign tax credit purposes, unless such gain is subject to tax in Canada and resourced as foreign source gain under the Income Tax Convention between the United States and Canada.

Foreign Currency Gains or Losses on Sale, Exchange or Other Taxable Disposition

In the case of a cash basis U.S. Unitholder that receives Canadian dollars or any other foreign currency in connection with a sale, exchange, or other disposition of Units, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to the Units as determined on the settlement date of the sale or exchange.  An accrual basis U.S. Unitholder may elect the same treatment required of a cash basis taxpayer with respect to a sale or exchange of Units, provided that such election is applied consistently from year to year.  This election may not be changed without the consent of the IRS.  If an accrual basis U.S. Unitholder does not elect to be treated as a cash basis taxpayer, such U.S. Unitholder may have a foreign currency gain or loss for U.S. federal income tax purposes equal to any difference between the U.S. dollar value of the currency received prevailing on the date of the sale or exchange of the Units and the date of payment.  This currency gain or loss would be treated as ordinary income or loss and would be in addition to any gain or loss recognized by that U.S. Unitholder on the sale, exchange or other disposition of the Units.

Tax Consequences if the Trust Were to Become a PFIC During Your Holding Period

If the Trust were to become a PFIC at any time during a U.S. Unitholder’s holding period in its Units and such U.S. Unitholder has not made a timely “qualified electing fund” election or a mark-to-market election (both as described below), such U.S. Unitholder generally would be subject to special rules with respect to any “excess distribution” (as defined below) and any gain realized on the sale or other disposition of Units.  Under the default PFIC rules:

(a)                                  the excess distribution or gain would be allocated ratably over a U.S. Unitholder’s holding period;

(b)                                 the amount allocated to the current taxable year and any year prior to the first year in a U.S. Unitholder’s holding period in which the Trust became a PFIC would be taxed as ordinary income in the current year; and

(c)                                  the amount allocated to each of the other taxable years would be subject to tax at the highest ordinary income rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of such other taxable years (and such an interest charge must be treated by a U.S. Unitholder that is not a corporation as “personal interest” which is not deductible).

An “excess distribution”, in general, is any distribution on Units received in a taxable year by a U.S. Unitholder that exceeds 125% of the average annual distributions received by such U.S. Unitholder in the three preceding taxable years or, if shorter, such U.S. Unitholder’s holding period in its Units.  A distribution will not be treated as an excess distribution for the taxable year during which a U.S. Unitholder’s holding period in its Units begins.  A distribution received by a U.S. Unitholder that is not an excess distribution will be taxable under the rules described above in “Tax Consequences if the Trust Is Not and Does Not Become a PFIC During Your Holding Period — Dividends”.

For purposes of the PFIC rules, if the Trust were to become a PFIC during a U.S. Unitholder’s holding period in its Units, such U.S. Unitholder would be deemed to own an interest in any PFIC owned directly or indirectly by the Trust.  Accordingly, if the Trust and PWPL both were PFICs, a U.S. Unitholder would be deemed to own an interest in PWPL for purposes of the PFIC rules.  If, as a result of this rule, a U.S. Unitholder is treated as owning stock of PWPL, such U.S. Unitholder may be subject to the excess distribution rules on:

(a)           a distribution with respect to the indirectly owned stock by PWPL to the Trust,

(b)           a disposition of the indirectly owned PWPL stock by the Trust, and

(c)                                  a disposition of Units by the U.S. Unitholder that reduces or terminates the U.S. Unitholder’s indirect ownership of PWPL stock.

All or a portion of any tax withheld by Canadian taxing authorities with respect to an excess distribution on Units may be eligible for foreign tax credits, subject to complex limitations described above in “Tax Consequences if the Trust Is Not and Does Not Become a PFIC During Your Holding Period — Dividends — Foreign Tax Credits”, including additional special limitations under the excess distribution rules.  Because of the complexity of these limitations, a U.S. Unitholder is urged to consult its own tax advisor with respect to any amount of foreign taxes that may be claimed as a credit.

Mark-to-Market Election

A U.S. Unitholder that holds “marketable stock” in a PFIC generally may avoid the imposition of the additional tax and interest rules described above by making a mark-to-market election in the first year of its holding period in such PFIC’s stock.  The Trust believes that Units are “marketable stock” for purposes of the mark-to-market election.  If a U.S. Unitholder makes a timely mark-to-market election with respect to Units that it owns at the close of its taxable year, such electing U.S. Unitholder will include as ordinary income in that taxable year any excess of the fair market value of its Units as of the close of such year over its adjusted tax basis in the Units.  Such electing U.S. Unitholder will be allowed a deduction for the excess, if any, of its adjusted basis in such Units over the fair market value of such Units at the close of the taxable year, except that any loss will be treated as ordinary loss only to the extent of the previously included net mark-to-market gain.  An electing U.S. Unitholder’s tax basis in its Units will be adjusted to reflect any such income or loss.  An election to mark-to-market applies to the year for which the election is made and subsequent years unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.  If the Trust ceases to be a PFIC, a U.S. Unitholder that has marked its Units to market will not include mark-to-market gain or loss with respect to its Units for any taxable year that the Trust is not a PFIC, and if the Trust again becomes a PFIC in a taxable year after a year in which it is not treated as a PFIC, a U.S. Unitholder’s original mark-to-market election, unless revoked or terminated, continues to apply and such U.S. Unitholder must include any mark-to-market gain or loss in such year.

The mark-to-market rules do not appear to prevent the application of the excess distribution rules in respect of stock in PWPL if PWPL were also a PFIC.  If the Trust were a PFIC and PWPL also were a PFIC, a U.S. Unitholder would be deemed to own an interest in PWPL for purposes of the PFIC rules.  Accordingly, if the Trust and PWPL were PFICs, and a U.S. Unitholder made a mark-to-market election with respect to the Trust, such U.S. Unitholder may remain subject to the excess distribution rules described above with respect to its indirectly owned stock in PWPL.

QEF Election

If a U.S. Unitholder were able to make a timely “qualified electing fund” election (a “QEF election”), such U.S. Unitholder may generally avoid the additional tax and interest rules described above and instead would be required to include in gross income each year such U.S. Unitholder’s pro rata share of the Trust’s ordinary earnings and net capital gains, if any.  Generally, in order to avoid taxation under the excess distribution rules, a QEF election must be made in a timely filed U.S. federal income tax return of a U.S. Unitholder for the first taxable year of such U.S. Unitholder during which the Trust was (at any time) a PFIC.  A QEF election cannot, however, be validly made unless the Trust were to provide certain U.S. tax basis information and meet certain other requirements.  Therefore, the Trust can provide no assurance that a U.S. Unitholder will be able to make a timely QEF election even if the Trust were to become a PFIC during such U.S. Unitholder’s holding period.

A U.S. Unitholder is urged to consult its own tax advisor regarding the consequences in the event that the Trust were to become a PFIC and regarding the availability and the consequences of a QEF or mark-to-market election.

United States Information Reporting and Backup Withholding

Under some circumstances, a U.S. Unitholder may be subject to U.S. information reporting and backup withholding tax on distributions paid on, or proceeds from the disposition of, Units.  Information reporting and backup withholding will not apply, however, to a U.S. Unitholder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact.  Backup withholding also will not apply to a U.S. Unitholder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.  A U.S. Unitholder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS.  Backup withholding, currently at a 28% rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Unitholder’s U.S. federal income tax liability if the required information is timely furnished to the IRS.

ELIGIBILITY FOR INVESTMENT

Provided the Units are listed on a designated stock exchange (which includes the TSX) on the Offering Closing Date, and subject to the provisions of any particular registered plan, the Units will, on the Offering Closing Date, be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered disability savings plan, a registered education savings plan and a tax free savings account.  However, the holder of a tax free savings account that governs a trust which holds Units will be subject to a penalty tax if the holder does not deal at arm’s length with the Trust for the purposes of the Tax Act or if the holder, alone or together with non-arm’s length persons or partnerships, has a significant interest (within the meaning of the Tax Act) in the Trust or a corporation, partnership or trust with which the Trust does not deal at arm’s length for the purposes of the Tax Act.

RISK FACTORS

An investment in the Units is subject to a number of risks.  In addition to the other information contained in and incorporated by reference into this Prospectus Supplement and the Prospectus, you should consider carefully the risk factors set forth under the heading “Risk Factors” beginning on page 25 of the Prospectus.

LEGAL MATTERS

Certain legal matters relating to Canadian law in connection with the Units offered hereby will be passed upon on our behalf by Burnet, Duckworth & Palmer LLP, Calgary, Alberta and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta.  Certain legal matters relating to United States law in connection with the Units offered hereby will be passed upon on our behalf by Dorsey & Whitney LLP, Vancouver, British Columbia and New York, New York and on behalf of the Underwriters by Shearman & Sterling LLP, Toronto, Ontario.

INTEREST OF EXPERTS

Reserves estimates incorporated by reference into this Prospectus Supplement and the Prospectus, and the documents incorporated by reference into this Prospectus Supplement and into the Prospectus, are based upon reports prepared by GLJ and Sproule.  Our 2007 Annual Financial Statements and related U.S. GAAP Note incorporated by reference into the Prospectus and this Prospectus Supplement have each been audited by KPMG LLP.  The consolidated balance sheets of Canetic as at December 31, 2007 and 2006 and the consolidated statements of (loss) income, comprehensive (loss) income and deficit and cash flows for the years then ended, which are contained in our BAR incorporated by reference into the Prospectus and this Prospectus Supplement, have been audited by Deloitte & Touche LLP.  Burnet, Duckworth & Palmer LLP, Dorsey & Whitney LLP, Blake, Cassels & Graydon LLP, GLJ and Sproule are each referred to herein as an “Expert”.  Except as set forth above, there is no person or company who is named as having prepared or certified a report, valuation, statement or opinion in this Prospectus Supplement or in the Prospectus, either directly or in a document incorporated by reference herein or in the Prospectus, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company (excluding the auditors of businesses acquired by us).

As of the date of this Prospectus Supplement, the registered or beneficial interests, direct or indirect, in any of our securities or other property or of one of our associates or affiliates:  (i) held by an Expert and by the “designated professionals” (as defined in National Instrument 51-102) of the Expert, when that Expert prepared the report, valuation, statement or opinion referred to above; (ii) received by an Expert and by the designated professionals of that Expert, after the time specified above; or (iii) to be received by an Expert and by the designated professionals of that Expert; in the case of each Expert, represented less than 1% of each class of our outstanding securities.  KPMG LLP is our auditor and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants, Alberta.  Deloitte & Touche LLP were Canetic’s auditors and were independent of Canetic within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta during the period covered by their report.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of PWPL or of any of our associate or affiliate entities, except for John A. Brussa, the Chairman of PWPL, who is a partner of Burnet, Duckworth & Palmer LLP.

AUDITORS’ CONSENT

To the Board of Directors of Penn West Petroleum Ltd., the administrator of Penn West Energy Trust

We refer to the prospectus supplement dated January 30, 2009 qualifying the distribution of 17,731,000 trust units of Penn West Energy Trust (the “Trust”) to the short form base shelf prospectus dated June 13, 2008 relating to the issuance and sale of trust units of the Trust (collectively the “Prospectus”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2007 and 2006 and the consolidated statements of income and retained earnings and cash flows for the years then ended.  Our report is dated March 6, 2008.

We consent to the incorporation by reference in the Prospectus of our audit report to the board of directors of Penn West Petroleum Ltd., the administrator of the Trust, and the unitholders of the Trust on the effectiveness of the internal control over financial reporting as of December 31, 2007.  Our report is dated March 6, 2008.

We consent to the incorporation by reference in the Prospectus of our report to the board of directors of Penn West Petroleum Ltd., the administrator of the Trust, on the supplemental note to the aforementioned financial statements titled Reconciliation of Canadian and United States Generally Accepted Accounting Principles.  Our report is dated March 6, 2008.

Calgary, Canada	(signed) “KPMG LLP”
January 30, 2009	Chartered Accountants

AUDITORS’ CONSENT

We refer to the prospectus supplement dated January 30, 2009 qualifying the distribution of 17,731,000 trust units of Penn West Energy Trust (the “Trust”) to the short form base shelf prospectus dated June 13, 2008 relating to the issuance and sale of trust units of the Trust (collectively the “Prospectus”).  We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the Board of Directors of Penn West Petroleum Ltd. on the consolidated balance sheets of Canetic Resources Trust as at December 31, 2007 and 2006 and the consolidated statements of (loss) income, comprehensive (loss) income and deficit and cash flows for the years then ended.  Our report is dated February 29, 2008.

Calgary, Canada	(signed) “Deloitte & Touche LLP”
January 30, 2009	Chartered Accountants

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

This short form prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Penn West Petroleum Ltd. at 200, 207 — 9th Avenue S.W., Calgary, Alberta, T2P 1K3, Telephone (403) 777-2500 and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

New Issue	June 13, 2008

PENN WEST ENERGY TRUST

US$1,500,000,000

Units

Subscription Receipts
Warrants
Rights
Options

We may, from time to time, offer for sale under this short form prospectus during the 25 month period that this short form prospectus, including any amendments hereto (the “Prospectus”), remains valid up to US$1,500,000,000 (or the equivalent in other currencies or currency units at the time of issue) of: (i) trust units (“Units”); (ii) subscription receipts, each of which entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, one Unit (the “Subscription Receipts”); (iii) warrants exercisable to acquire Units (the “Warrants”); (iv) rights exercisable to acquire or convertible into Units (the “Rights”); or (v) options exercisable to acquire Units (the “Options”) (the Warrants, Rights and Options are collectively referred to as the “Other Convertible Securities”, and together with the Units and the Subscription Receipts, the “Securities”).  We may offer Securities in such amount as we determine in light of market conditions and other factors that we deem relevant. The specific variable terms of any offering of Securities will be set forth in one or more prospectus supplements (each, a “Prospectus Supplement”) including: (i) in the case of Units, the number of Units offered, the issue price (in the event the offering is a fixed price distribution) and any other terms specific to the Units being offered; and (ii) in the case of Subscription Receipts or Other Convertible Securities, the number of such Securities offered, the issue price, the terms, conditions and procedures for the conversion or exercise of such Securities into or for Units or pursuant to which the holders thereof will become entitled to receive Units, and any other terms specific to the Subscription Receipts or Other Convertible Securities being offered.  A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the parameters described in this Prospectus.

All shelf information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required by applicable securities laws.  Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved these Securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements.  You should be aware that such requirements are different from those of the United States.  Our financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies or trusts.

You should be aware that purchasing, holding or disposing of any of the Securities may subject you to tax consequences both in the United States and Canada.  This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus and any applicable Prospectus Supplement fully.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are organized under the laws of the Province of Alberta, Canada, most of the directors and all of the officers of Penn West Petroleum Ltd. (“PWPL”), our administrator, and the experts named in this Prospectus are residents of Canada, and a substantial portion of our assets and all or a significant portion of the assets of those persons are located outside the United States.

We may sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities to one or more purchasers directly pursuant to applicable statutory exemptions, or through agents.  The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by us, in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.  Except as set out in a Prospectus Supplement relating to a particular offering of Securities in connection with any offering of Securities, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Units at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.  See “Plan of Distribution”.

The outstanding Units are listed and posted for trading on the New York Stock Exchange (“NYSE”) under the symbol “PWE” and on the Toronto Stock Exchange (“TSX”) under the symbol “PWT.UN”.

An investment in the Securities involves risks.  See “Risk Factors”.

Any offering of Subscription Receipts or Other Convertible Securities would be a new issue of securities.  There is no market through which the Subscription Receipts or Other Convertible Securities may be sold and purchasers may not be able to resell the Subscription Receipts or Other Convertible Securities purchased under this Prospectus or any Prospectus Supplement.  This may affect the pricing of the Subscription Receipts or Other Convertible Securities in the secondary market (if any), the transparency and availability of trading prices (if any), the liquidity of the Subscription Receipts or Other Convertible Securities (if any), and the extent of issuer regulation.  See “Risk Factors”.  Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts or Other Convertible Securities will not be listed on any securities exchange.

ii

The return on an investment in Units is not comparable to the return on an investment in a fixed-income security.  The recovery of the initial investment made by holders of Units (the “Unitholders”) is at risk, and the anticipated return on a Unitholder’s investment is based on many performance assumptions. Although we intend to make distributions of a portion of our available cash to Unitholders, these cash distributions may be reduced or suspended.  Cash distributions are not guaranteed.  Our ability to make cash distributions and the actual amount distributed will depend on numerous factors including, among other things: our financial performance, debt obligations, working capital requirements and future capital requirements, all of which are susceptible to a number of risks. In addition, the market value of the Units may decline if we are unable to meet our cash distribution targets in the future, and that decline may be significant.  You also should consider the particular risk factors that may affect the industry in which we operate, and therefore the stability of the distributions that Unitholders receive.  See “Risk Factors”.  This section also describes our assessment of those risk factors, as well as potential consequences to Unitholders if a risk should occur.

The return from an investment in Units to Unitholders, for Canadian income tax purposes, can be made up of both a return on and a return of capital.  That composition may change over time, thus affecting an investor’s after-tax return.  The legislative provisions to implement proposals originally announced on October 31, 2006 (as subsequently modified to take into account certain comments received in consultations and deliberations) (the “SIFT Rules”) relating to the taxation of certain income trusts and partnerships (“SIFTs”), including us, under the Income Tax Act (Canada) (the “Tax Act”) received Royal Assent and became law on June 22, 2007.  Pursuant to the SIFT Rules, commencing January 1, 2011 (provided the Trust experiences only “normal growth” and no “undue expansion” prior to such time) certain distributions from the Trust which would have otherwise been taxed as ordinary income generally will be characterized as dividends, in addition to the Trust generally being subject to tax at the same effective rates as Canadian corporations.  Returns of capital generally are (and under the SIFT Rules will continue to be) tax-deferred for holders of Units who are resident in Canada for purposes of the Tax Act (and reduce such holder’s adjusted cost base in the Unit for purposes of the Tax Act).  Distributions of income and returns of capital to a holder of Units who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a “Canadian partnership” for purposes of the Tax Act, generally will be subject to Canadian withholding tax.  You should consult your own tax advisors with respect to the Canadian income tax considerations applicable in your own circumstances. See “Risk Factors”.

The offering of Securities is subject to approval of certain legal matters on our behalf by Burnet, Duckworth & Palmer LLP, Calgary, Alberta and Dorsey & Whitney LLP, Vancouver, British Columbia and New York, NY.  No underwriter or dealer in Canada or the United States has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation.  Furthermore, we are not a trust company and, accordingly, we are not registered under any trust and loan company legislation as we do not carry on or intend to carry on the business of a trust company.

We have not obtained a stability rating from an independent rating agency regarding the relative stability and sustainability of our cash distribution stream.  We may consider obtaining a stability rating from an independent rating agency in the future.

Our head office and the head and registered office of PWPL is located at 200, 207 — 9th Avenue S.W., Calgary, Alberta, T2P 1K3.

The date of this Prospectus is June 13, 2008.

iii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus and in the documents incorporated by reference in this Prospectus constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation.  Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance.  In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.  In particular, this Prospectus and the documents incorporated by reference herein contain, without limitation, forward-looking statements pertaining to the following:

•                                          the performance characteristics of our oil and natural gas properties;

•                                          the impact on our business, future growth prospects, distribution policies and Unitholders of the SIFT Rules and the different actions that we might take in response to the SIFT Rules;

•                                          our ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT Rules and the impact this could have on our distributions and Unitholders;

•                                          the impact that the proposed new Alberta royalty framework may have on us, including on our reserves and business strategies and plans;

•                                          environmental regulation compliance costs and strategy;

•                                          oil and natural gas production level estimates;

•                                          reserves estimates;

•                                          netback estimates;

•                                          our business strategy and plans, including our strategy in respect of our Peace River Oil Sands project, and our coal bed methane, shale gas and enhanced oil recovery projects;

•                                          our product balance;

•                                          the sufficiency of our environmental program;

•                                          funding sources for distributions, distribution levels and whether a special distribution will be made in 2008;

•                                          our ability to maintain our productive capacity;

•                                          the impact of seasonal factors on us, including on our distribution policies;

•                                          the funding of our asset retirement obligations;

•                                          our outlook for oil and natural gas prices;

•                                          our forecast 2008 net capital expenditures and the allocation and funding thereof;

•                                          our exploration and development plans for our oil and natural gas properties in 2008 and beyond and the timing for executing such plans;

•                                          our ability to limit increases in our costs in the future;

•                                          currency exchange rates;

•                                          our forecast funds flow;

•                                          the sensitivity of our assumptions regarding 2008 funds flow and net income to changes in certain operational and financial metrics;

•                                          the nature and effectiveness of our risk management strategies;

•                                          the sufficiency of our insurance coverage to compensate us for certain losses and related expenses;

•                                          our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when they mature;

•                                          our proposed acquisition of Endev Energy Inc.;

•                                          the quantity and recoverability of our oil and natural gas reserves and resources, including the quantity of the discovered heavy oil resources in place at our Peace River Oil Sands project; and

•                                          our ability to economically develop our contingent resources at our Peace River Oil Sands project and convert these resources into reserves.

With respect to forward-looking statements contained or incorporated by reference in this Prospectus, we have made assumptions regarding, among other things:

•                                          future capital expenditure levels;

•                                          future oil and natural gas prices and differentials between light, medium and heavy oil prices;

•                                          future oil and natural gas production levels;

•                                          future interest rates;

•                                          future exchange rates;

•                                          the amount of future cash distributions that we intend to pay;

•                                          the cost of expanding our property holdings;

•                                          our ability to obtain equipment in a timely manner to carry out development activities;

•                                          the ability of our insurance coverage to compensate us for certain losses and related expenses;

•                                          our ability to market our oil and natural gas successfully to current and new customers;

•                                          the impact of increasing competition;

•                                          our ability to obtain financing on acceptable terms; and

•                                          our ability to maintain existing production and add new production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained or incorporated by reference in this Prospectus, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct.  Readers are cautioned not to place undue reliance on forward-looking statements included or incorporated by reference in this Prospectus, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.  By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.  These risks and uncertainties include, among other things:

•                                          volatility in market prices for oil and natural gas;

•                                          the impact of weather conditions on seasonal demand and our ability to execute capital programs;

•                                          risks inherent in oil and natural gas operations;

•                                          uncertainties associated with estimating reserves and resources;

•                                          competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel;

•                                          incorrect assessments of the value of acquisitions;

•                                          geological, technical, drilling and processing problems;

•                                          general economic conditions in Canada, the U.S. and globally;

•                                          industry conditions, including fluctuations in the price of oil and natural gas;

•                                          royalties payable in respect of our oil and natural gas production;

•                                          changes in government regulation of the oil and natural gas industry, including environmental regulation;

•                                          fluctuations in foreign exchange or interest rates;

•                                          unanticipated operating events that can reduce production or cause production to be shut-in or delayed;

•                                          failure to obtain industry partner and other third-party consents and approvals when required;

•                                          stock market volatility and market valuations;

•                                          the ability of OPEC to control production and balance global supply and demand of crude oil at desired price levels;

•                                          political uncertainty, including the risk of hostilities, in the petroleum producing regions of the world;

•                                          the need to obtain required approvals from regulatory authorities from time to time;

•                                          failure to realize the anticipated benefits of acquisitions, including the acquisition of Canetic Resources Trust and Vault Energy Trust and the proposed acquisition of Endev Energy Inc.;

•                                          changes in federal and provincial taxation laws and regulations;

•                                          changes in the Alberta royalty framework and their impact on us;

•                                          uncertainty of obtaining required approvals in respect of acquisitions and mergers; and

•                                          the other factors described under “Risk Factors” in this Prospectus and in our public filings (including our AIF) available in Canada at www.sedar.com and in the United States at www.sec.gov.

Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained and incorporated by reference in this Prospectus speak only as of the date of this Prospectus.  Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  The forward-looking statements contained and incorporated by reference in this Prospectus are expressly qualified by this cautionary statement.

NON-GAAP MEASURES

In this Prospectus and the documents incorporated by reference into this Prospectus, we refer to certain financial measures that are not determined in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These measures as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore they may not be comparable with calculations of similar measures for other companies or trusts.

We use the term “funds flow”, which we define as cash flow from operating activities before changes in non-cash working capital, expenditures on site reclamation and restoration and payments for surrendered stock options.  “Funds flow” as presented is not intended to represent operating cash flow or operating profits for the period and should not be construed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.

We use the term “operating netback”, which we define as the sales price received per unit of production, plus or minus the realized component of risk management activities related to oil and natural gas prices, less royalties, operating costs and transportation costs.  “Operating netbacks” should not be viewed as an alternative to cash flow from operating activities, net earnings per Unit or other measures of financial performance calculated in accordance with Canadian GAAP.  We use the terms “funds flow” and “operating netbacks” to assess financial performance, to allocate our capital among alternative projects and to assess our capacity to fund distributions and future capital programs.

Funds flow and operating netbacks cannot be assured and our future distributions may vary.  You should refer to our most recent management’s discussion and analysis of financial condition and results of operations incorporated by reference herein for a reconciliation of “funds flow” to cash flow from operating activities, and for the calculation of “operating netbacks”.

We believe that, in conjunction with results presented in accordance with Canadian GAAP, these measures assist in providing a more complete understanding of certain aspects of our results of operations and financial performance.  You are cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with Canadian GAAP as an indication of our performance.

PRESENTATION OF FINANCIAL AND OIL AND GAS RESERVES AND PRODUCTION INFORMATION

Unless indicated otherwise, financial information in this Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with Canadian GAAP.  Canadian GAAP differs in some significant respects from United States generally accepted accounting principles (“U.S. GAAP”) and thus our financial statements may not be comparable to the financial statements of U.S. companies.  The principal differences as they apply to us are summarized in our audited U.S. GAAP Note incorporated herein by reference.

The SEC generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others which are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. The securities regulatory authorities in Canada have adopted National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities.  NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves but also probable reserves, and to disclose reserves and production on a gross basis before deducting royalties.  Probable reserves are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves.  Because we are permitted to disclose reserves in accordance with Canadian disclosure requirements, we have disclosed in this Prospectus and in the documents incorporated by reference reserves designated as “probable reserves”.  If required to be prepared in accordance with U.S. disclosure requirements, the SEC’s guidelines would prohibit reserves in this category from being included.  Moreover, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves using only forecast prices and costs.  The SEC does not permit the disclosure of the net present value of future net revenue from reserves based on forecast prices and costs and generally requires that prices and costs be held constant at levels in effect at the date of the reserve report.  Additional information prepared in accordance with United States Statement of Financial Accounting

Standards No. 69 “Disclosures About Oil and Gas Producing Activities” relating to our oil and gas reserves is set forth with our audited U.S. GAAP Note, which is incorporated herein by reference.  Unless otherwise stated, all of the reserves information contained in this Prospectus, including the documents incorporated herein by reference, has been calculated and reported in accordance with NI 51-101.

SELECTED ABBREVIATIONS AND DEFINITIONS

All dollar amounts in this Prospectus are expressed in Canadian dollars, except where otherwise indicated.  References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to United States dollars.

This Prospectus is part of a registration statement on Form F-10 relating to the Securities that we filed with the SEC. Under the registration statement, we may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate initial offering amount of US$1,500,000,000.  This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities, we will provide a Prospectus Supplement that will contain specific information about the terms of each particular offering of Securities.  The Prospectus Supplement may also add to, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement.  This Prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC.  You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

In this Prospectus and in any Prospectus Supplement, the following terms shall have the following meanings:

“2007 Annual Financial Statements” has the meaning ascribed thereto under “Documents Incorporated by Reference”.

“2007 Senior Notes” has the meaning ascribed thereto in Note (2) to the table under “Consolidated Capitalization”.

“2008 Q1 Financial Statements” has the meaning ascribed thereto under “Documents Incorporated by Reference”.

“2008 Senior Notes” has the meaning ascribed thereto under “Recent Developments”.

“6.5% 2005 Debenture Indenture” means the trust indenture governing the 6.5% 2005 Debentures.

“6.5% 2005 Debentures” means the 6.5% convertible, extendible, unsecured, subordinated debentures issued on May 26, 2005 pursuant to the 6.5% 2005 Debenture Indenture, which debentures were assumed by the Trust pursuant to the Canetic Acquisition and subsequently began trading on the TSX as securities of the Trust on January 16, 2008 under the symbol PWT.DB.D.

“6.5% 2006 Debenture Indenture” means the trust indenture governing the 6.5% 2006 Debentures.

“6.5% 2006 Debentures” means the 6.5% convertible, extendible, unsecured, subordinated debentures issued on August 24, 2006 pursuant to the 6.5% 2006 Debenture Indenture, which debentures were assumed by the Trust pursuant to the Canetic Acquisition and subsequently began trading on the TSX as securities of the Trust on January 16, 2008 under the symbol PWT.DB.F.

“7.2% 2006 Debenture Indenture” means the trust indenture governing the 7.2% 2006 Debentures.

“7.2% 2006 Debentures” means the 7.2% convertible, unsecured, subordinated debentures issued on May 2, 2006 pursuant to the 7.2% 2006 Debenture Indenture, which debentures were assumed by the Trust pursuant to the Vault Acquisition and subsequently began trading on the TSX as securities of the Trust on January 15, 2008 under the symbol PWT.DB.E.

“8% 2004 Debenture Indenture” means the trust indenture governing the 8% 2004 Debentures.

“8% 2004 Debentures” means the 8% convertible, extendible, unsecured, subordinated debentures issued on June 15, 2004 pursuant to the 8% 2004 Debenture Indenture, which debentures were assumed by the Trust pursuant to the Canetic Acquisition and subsequently began trading on the TSX as securities of the Trust on January 16, 2008 under the symbol PWT.DB.B.

“8% 2005 Debenture Indenture” means the trust indenture governing the 8% 2005 Debentures.

“8% 2005 Debentures” means the 8% convertible, unsecured, subordinated debentures issued on June 22, 2005 pursuant to the 8% 2005 Debenture Indenture, which debentures were assumed by the Trust pursuant to the Vault Acquisition and subsequently began trading on the TSX as securities of the Trust on January 15, 2008 under the symbol PWT.DB.C.

“9.4% 2003 Debenture Indenture” means the trust indenture governing the 9.4% 2003 Debentures.

“9.4% 2003 Debentures” means the 9.4% convertible, unsecured, subordinated debentures issued on July 3, 2003 pursuant to the 9.4% 2003 Debenture Indenture, which debentures were assumed by the Trust pursuant to the Canetic Acquisition and subsequently began trading on the TSX as securities of the Trust on January 16, 2008 under the symbol PWT.DB.A.

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

“AIF” means our annual information form for the year ended December 31, 2007 dated March 26, 2008.

“Amended Credit Facilities” has the meaning ascribed thereto in Note (1) to the table under “Consolidated Capitalization”.

“Board” or “Board of Directors” means the board of directors of PWPL.

“Canetic” means Canetic Resources Trust, a trust established under the laws of the Province of Alberta.

“Canetic Acquisition” means the plan of arrangement under the ABCA pursuant to which the Trust acquired Canetic on January 11, 2008.

“Convertible Debentures” means, collectively, our 6.5% 2005 Debentures, 6.5% 2006 Debentures, 7.2% 2006 Debentures, 8% 2004 Debentures, 8% 2005 Debentures and 9.4% 2003 Debentures.

“Credit Facilities” has the meaning ascribed thereto in Note (1) to the table under “Consolidated Capitalization”.

“DRIP Plan” means our Distribution Reinvestment and Optional Trust Unit Purchase Plan dated effective December 8, 2005.

“ESSP Plan” means our Employee Stock Savings Plan dated January 13, 2006.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“forecast prices and costs” means future prices and costs that are: (i) generally acceptable as being a reasonable outlook of the future; and (ii) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in subparagraph (i).

“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum consultants of Calgary, Alberta.

“GLJ Endev Report” means the report prepared by GLJ dated February 15, 2008 evaluating the crude oil, natural gas liquids and natural gas reserves of Endev and the net present value of future net revenue attributable to those reserves as at December 31, 2007.

“Internal Notes” means the unsecured subordinated promissory notes issued by PWPL and certain other Operating Entities to the Trust.

“NI 51-101” means National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities.

“NPI Agreements” means the net profits interest agreements between the Trust and certain of the Operating Entities.

“NPIs” means the net profits interests granted to the Trust under the NPI Agreements.

“NYSE” means the New York Stock Exchange.

“OPEC” means the Organization of the Petroleum Exporting Countries.

“Operating Entities” means the subsidiaries of the Trust that are actively involved in the acquisition, production, processing, transportation and marketing of crude oil, natural gas liquids and natural gas, being PWPL, Penn West Partnership, Canetic ABC Limited Partnership, Titan Canada Resources, Canetic Resources Partnership, Petrofund Ventures Trust, Tika Energy Inc. and Upton Resources Inc., each a direct or indirect wholly-owned subsidiary of the Trust, and “Operating Subsidiary” means any one of them, as applicable.

“Operating Entities Securities” means the Internal Notes, the NPIs, the PWPL Common Shares and any other securities of the Operating Entities owned, directly or indirectly, by the Trust.

“Options” means options of the Trust.

“Other Convertible Securities” means Warrants, Rights and Options that are convertible into or exercisable to acquire Units.

“Penn West Partnership” means Penn West Petroleum, a general partnership, the partners of which are PWPL, Trocana Resources Inc., Canetic Saskatchewan Trust, 990009 Alberta Inc. and 1167639 Alberta Ltd.

“Petrofund Acquisition” means the plan of arrangement under the ABCA pursuant to which we acquired Petrofund Energy Trust on June 30, 2006.

“probable reserves” are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

“proved reserves” are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

“PWPL” means Penn West Petroleum Ltd., a corporation amalgamated under the ABCA.

“PWPL Common Shares” means common shares in the capital of PWPL.

“reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on: (a) analysis of drilling, geological, geophysical and engineering data; (b) the use of established technology; and (c) specified economic conditions, which are generally accepted as being reasonable.

“Rights” means rights of the Trust.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Special Voting Units” means the special voting units authorized pursuant to the Trust Indenture.

“Sproule” means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta.

“Subscription Receipts” means subscription receipts of the Trust.

“subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario) and, for greater certainty, includes all corporations, partnerships and trusts owned, controlled or directed, directly or indirectly, by the Trust.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder, as amended from time to time.

“Trust” means Penn West Energy Trust, a trust formed pursuant to the laws of Alberta pursuant to the Trust Indenture and, unless the context otherwise requires, includes its subsidiaries.

“Trust Indenture” means the amended and restated trust indenture between the Trustee and PWPL, amended and restated as of June 30, 2006 and as further amended as of November 29, 2007.

“Trustee” means CIBC Mellon Trust Company, our trustee.

“TSX” means the Toronto Stock Exchange.

“TURIP Plan” means our Trust Unit Rights Incentive Plan as amended and restated as of February 23, 2007.

“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S under the United States Securities Act of 1933, as amended;

“Unitholders” means the holders from time to time of the Units.

“Units” means trust units of the Trust.

“U.S. GAAP Note” has the meaning ascribed thereto under “Documents Incorporated by Reference”.

“Vault” means Vault Energy Trust, a trust established under the laws of the Province of Alberta.

“Vault Acquisition” means the plan of arrangement under the ABCA pursuant to which the Trust acquired Vault on January 10, 2008.

“Warrants” means warrants of the Trust.

“we”, “us” and “our” refer to the Trust and the Trust’s subsidiaries (including the Operating Entities) on a consolidated basis unless the context requires otherwise.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

EXCHANGE RATES

The following table sets out certain exchange rates based upon the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  The rates are set out as United States dollars per Cdn$1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

	Year Ended December 31,			Period Ended March 31,
	2005	2006	2007	2007	2008
Low	0.7872	0.8528	0.8475	0.8437	1.0291
High	0.8690	0.9100	1.0908	0.9453	0.9714
Average(1)	0.8282	0.8847	0.9378	0.8899	0.9970

Note:

(1)                      Average represents the average of the rates on the last day of each month.

On June 12, 2008, the inverse of the noon buying rate quoted by the Federal Reserve Bank of New York for Canadian dollars was Cdn$1.00 = US$0.9775.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 of which this Prospectus forms a part.  This Prospectus does not contain all the information set out in the registration statement.  For further information about us and the Securities, please refer to the registration statement.  We are subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance with those requirements, we file and furnish reports and other information with the SEC and with the securities regulatory authorities of the provinces of Canada.  Under a multi-jurisdictional disclosure system adopted by the United States and Canada, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada.  These requirements are different from those of the United States.  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and PWPL’s officers and directors, and our Unitholders holding 10% or more of the Units, are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The reports and other information filed by us with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement that we have filed with respect to this offering.

Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym “SEDAR”. Reports and other information about us are also available for inspection at the offices of the TSX.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

Both we and PWPL are organized under the laws of Alberta, Canada and our respective principal places of business are in Canada.  Most of our directors and all of our officers and the experts named in this Prospectus are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside the United States.  As a result, it may be difficult for investors in the United States to effect service of process within the United States upon those directors, officers and experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the United States federal securities laws or the securities laws of any state within the United States.  There is doubt as to the enforceability in Canada against us or against any of our directors, officers or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely upon the United States federal securities laws or the securities laws of any state within the United States.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of PWPL at 200, 207 — 9th Avenue S.W., Calgary, Alberta, T2P 1K3, Telephone:  (403) 777-2500.  In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.  Our SEDAR profile number is 22266.

The following documents filed with the various securities commissions or similar authorities in the provinces of Canada are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)                                  our AIF dated March 26, 2008;

(b)                                 our audited comparative consolidated financial statements as at and for the year ended December 31, 2007, together with the notes thereto, the auditors’ report thereon and the auditors’ report on our internal control over financial reporting (collectively, the “2007 Annual Financial Statements”);

(c)                                  our management’s discussion and analysis of financial conditions and results of operations for the year ended December 31, 2007;

(d)                                 our unaudited interim comparative consolidated financial statements as at and for the three month period ended March 31, 2008, together with the notes thereto (the “2008 Q1 Financial Statements”);

(e)                                  our management’s discussion and analysis of financial conditions and results of operations for the three month period ended March 31, 2008;

(f)                                    our material change report dated January 21, 2008 in respect of the completion of the Canetic Acquisition on January 11, 2008;

(g)                                 our Information Circular — Proxy Statement dated May 5, 2008 (the “Circular”) relating to the annual meeting of Unitholders held on June 2, 2008;

(h)                                 our business acquisition report dated March 26, 2008 in respect of the Canetic Acquisition completed on January 11, 2008 (the “BAR”);

(i)                                     our supplemental note to our 2007 Annual Financial Statements titled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”, together with the auditors’ report thereon (the “U.S. GAAP Note”);

(j)                                     our supplemental note to our 2008 Q1 Financial Statements titled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”; and

(k)                                  our supplemental note to our unaudited pro forma consolidated financial statements as at and for the year ended December 31, 2007 contained in our BAR titled “Differences Between Canadian and United States Generally Accepted Accounting Principles”.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus promulgated under National Instrument 44-101 — Short Form Prospectus Distributions (including, without limitation, any annual information form, audited consolidated financial statements (together with the auditor’s report thereon) and related management’s discussion and analysis, information circular, material change reports, business acquisition reports and interim unaudited consolidated financial statements and related management’s discussion and analysis) subsequently filed by us with the securities commissions or similar regulatory authorities in the relevant provinces and territories of Canada after the date of this Prospectus and prior to the termination of the offering of any Securities under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus.  In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, if we specifically state it in the applicable document, we may incorporate by reference into the registration statement of which this Prospectus forms a part information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

Any statement contained in this Prospectus or in a document (or part of a document) incorporated or deemed to be incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference into this Prospectus or to constitute a part of this Prospectus.

Upon a new annual information form and corresponding annual financial statements and related management’s discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form and all annual financial statements, interim financial statements and the related management’s discussion and analysis, material change reports, business acquisition reports and information circulars filed prior to the commencement of our financial year in respect of which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.  Upon interim consolidated financial statements and the related management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, all interim consolidated financial statements and the related management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated in this Prospectus for purposes of future offers and sales of Securities under this Prospectus.  Upon a new management information circular and proxy statement relating to an annual meeting of Unitholders being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular and proxy statement for the preceding annual meeting of Unitholders shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

One or more Prospectus Supplements containing the specific variable terms for an issue of Securities and other information in relation to those Securities will be delivered or made available to purchasers of such Securities together with this Prospectus to the extent required by applicable securities laws and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

You should rely only on the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement and on the other information included in the registration statement of which this Prospectus forms a part.  We have not authorized anyone to provide you with different or additional information.  We are not making an offer of these Securities in any jurisdiction where the offer is not permitted by law.  An investor should not assume that the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date of the applicable document.

SUMMARY DESCRIPTION OF BUSINESS

Penn West Energy Trust

We are an open-end unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Trust Indenture.  Our principal undertaking is to indirectly acquire and hold, through PWPL and the other Operating Entities, interests in petroleum and natural gas properties and assets related thereto.  Our primary assets consist of the Operating Entities Securities.

Our distributions are currently set at $0.34 per Unit per month.  Future distributions are subject to the discretion of the Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment. Cash distributions to Unitholders are not assured or guaranteed.  You should also see the section of this Prospectus entitled “Description of Securities — Units — Cash Distributions” and “Risk Factors.”

Operating Entities

PWPL and the other Operating Entities are actively involved in the acquisition, production, processing, transportation and marketing of crude oil, natural gas liquids and natural gas primarily in Alberta, British Columbia, Saskatchewan, Manitoba, North Dakota, Montana and Wyoming.  The Trust participates in the funds flow from such business activities through its direct and indirect ownership of the Operating Entities Securities.

The Trust has filed an undertaking with the securities regulatory authorities in each of the provinces of Canada in accordance with sections 6.1 and 6.4 of National Policy 41-201 – Income Trusts and Other Indirect Offerings pursuant to which it has agreed that, among other things: (i) in complying with its reporting issuer obligations, it will treat PWPL as a subsidiary of the Trust; and (ii) it will take appropriate measures to require each person who would be an insider of PWPL if PWPL were a reporting issuer to file insider reports about trades in securities of the Trust and to comply with statutory prohibitions against insider trading.

Organizational Structure

The following diagram sets forth our simplified organizational structure:

Notes:

(1)	The Unitholders own 100% of the Trust’s equity.

(2)	Cash distributions are made on a monthly basis to Unitholders based upon, among other things, our funds flow.

(3)	Our primary sources of funds flow are payments from PWPL and our other Operating Entities pursuant to the NPIs and interest paid on the principal amount of the Internal Notes.

(4)

The other Operating Entities are direct or indirect wholly-owned subsidiaries of the Trust. Other than PWPL and the Penn West Partnership, the Trust does not have any subsidiaries: (i) the total assets of which exceed 10% of the Trust’s consolidated assets (or 20% of the Trust’s consolidated assets when aggregated with all other subsidiaries of the Trust other than PWPL and the Penn West Partnership); or (ii) the sales and operating revenues of which exceed 10% of the Trust’s consolidated sales and operating revenues (or 20% of the Trust’s consolidated sales and operating revenues when aggregated with all other subsidiaries of the Trust other than PWPL and the Penn West Partnership).

Potential Acquisitions

We continue to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of our on-going acquisition program.  We are normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material.  As of the date hereof, other than as otherwise disclosed herein, we have not reached agreement on the price or terms of any potential material acquisitions.  We cannot predict whether any current or future opportunities will result in one or more acquisitions for us.

Potential Dispositions and Farm-Outs

We continue to evaluate potential dispositions of our non-core petroleum and natural gas assets as part of our on-going rationalization program of our non-core assets. In addition, we continue to evaluate potential farm-out opportunities with other industry participants in respect of our petroleum and natural gas assets in circumstances where we believe it is prudent to do so based on, among other things, our capital program and the risk profile of such assets. We are normally in the process of evaluating several potential dispositions of our non-core assets and farm-out opportunities at any one time, which individually or together could be material. As of the date hereof, other than as otherwise disclosed herein, we have not reached agreement on the price or terms of any potential material dispositions or farm-outs. We cannot predict whether any current or future opportunities will result in one or more dispositions or farm-outs for us.

RECENT DEVELOPMENTS

Changes to Composition of Board of Directors and Senior Management

On June 2, 2008 at our annual meeting of Unitholders, Messrs. Jack C. Lee and Thomas E. Phillips ceased to be directors of PWPL as they did not stand for re-election at the meeting.  The remaining members of PWPL’s Board were re-elected at the meeting.  In addition, Mr. Jack Schanck was elected to the Board at the meeting.  See our Circular, which is incorporated by reference herein, for additional information.

In April 2008, Ms. Hilary Foulkes joined PWPL as its Senior Vice-President, Acquisitions and Divestitures.  Ms. Foulkes is a professional geologist with more than 20 years of experience in the oil and gas industry.

Private Placement of 2008 Senior Notes

Effective May 29, 2008, PWPL completed the private placement of an aggregate of US$480 million and Cdn$30 million principal amount of senior guaranteed unsecured notes (the “2008 Senior Notes”).  The private placement consisted of the issuance of US$152.5 million principal amount of 6.12% notes due on May 29, 2016, US$278 million principal amount of 6.30% notes due on May 29, 2018, Cdn$30 million principal amount of 6.16% notes due on May 29, 2018 and US$49.5 million principal amount of 6.40% notes due on May 29, 2020.  The 2008 Senior Notes are unsecured and rank equally with PWPL’s Amended Credit Facilities and the 2007 Senior Notes.  The 2008 Senior Notes are subject to the financial covenant that, as at the end of any fiscal quarter, consolidated total debt to consolidated capitalization shall not exceed 55% except in the event of a material acquisition, in which case it shall not exceed 60%, and that, as at the end of any fiscal quarter, total debt shall not exceed four times Consolidated EBITDA (as defined in the note purchase agreement) for the 12 month period then ended as adjusted for material acquisitions and dispositions made during such period.  In addition, the 2008 Senior Notes require that PWPL make an offer to purchase the notes at par (without any make-whole payment) in certain circumstances following a change of control of the Trust, which is defined as a person or persons acquiring more than 50% of the Units.  The proceeds of the private placement of the 2008 Senior Notes were used to repay a portion of the indebtedness outstanding under our Amended Credit Facilities.

Proposed Acquisition of Endev Energy Inc.

On May 21, 2008, we announced that we have entered into an agreement to acquire all of the issued and outstanding shares of Endev Energy Inc. (“Endev”) on the basis of an exchange of 0.041 of a Unit for each one (1) share of Endev.  We estimate that we will issue an aggregate of approximately 3.9 million Units in connection with the acquisition.  We will also assume approximately $43.7 million of bank indebtedness of Endev in connection with the acquisition.  Pursuant to the acquisition, and based on the GLJ Endev Report, we expect to acquire 1.2 million barrels of light/medium crude oil and natural gas liquids and 31 billion cubic feet of natural gas on a proved reserve basis, and 1.7 million barrels of light/medium crude oil and natural gas liquids and 45 billion cubic feet of natural gas on a proved plus probable reserve basis.  We also expect to acquire approximately 100,000 net acres of undeveloped land.  Endev’s primary property is located near Majorville in southeast Alberta which we believe complements our existing operations in the area.  Completion of the proposed acquisition, which is anticipated to occur in July 2008, is subject to, among other things, the approval of a special resolution by at least 66 2/3% of the votes cast by shareholders of Endev who vote at a special meeting of Endev’s shareholders to be held in July 2008, and receipt of all necessary regulatory and stock exchange approvals.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization for the periods indicated.  In addition, the notes to the following table describe any material change in, and the effect of any material change on, our share and loan capital, on a consolidated basis, since March 31, 2008.  Except as otherwise noted, the following table and notes thereto do not reflect the private placement of our 2008 Senior Notes on May 29, 2008.  See “Recent Developments - Private Placement of 2008 Senior Notes”.

Designation (Authorized)	As at December 31, 2007	As at March 31, 2008
	(Cdn$ millions, except unit amounts)	(Cdn$ millions, except unit amounts)
Bank Debt(1)	1,472	3,151

2007 Senior Notes(2) (US$475 million)	471	488

6.5% 2005 Debentures(3) ($60 million)	—	18

Designation (Authorized)	As at December 31, 2007	As at March 31, 2008
	(Cdn$ millions, except unit amounts)	(Cdn$ millions, except unit amounts)
6.5% 2006 Debentures(4) ($230 million)	—	229

7.2% 2006 Debentures(5) ($50 million)	—	26

8% 2004 Debentures(6) ($75 million)	—	8

8% 2005 Debentures(7) ($55 million)	—	49

9.4% 2003 Debentures(8) ($50 million)	—	6

Unitholders’ Capital

Units(15) (unlimited)	3,877 (242,663,164 Units)	7,667 (9)(10)(11)(12)(13)(14) (374,872,718 Units)

Special Voting Units(16) (unlimited)	—	—

Notes:

(1)                      As at December 31, 2007, PWPL had an unsecured financial covenant based extendible three-year revolving credit facility with an aggregate borrowing limit of $2.1 billion with a maturity date of August 25, 2010 with a syndicate of financial institutions (the “Credit Facilities”).  In January 2008, PWPL amended its Credit Facilities (the “Amended Credit Facilities”) in connection with the completion of the Vault Acquisition and the Canetic Acquisition such that the Amended Credit Facilities have an aggregate borrowing limit of $4.0 billion and a maturity date of January 11, 2011.  The Amended Credit Facilities are comprised of two tranches which each revolve until their respective maturity dates.  Tranche one of the Amended Credit Facilities has an aggregate borrowing limit of $3.25 billion and is extendible with lender approval.  PWPL has the right to request an extension of the maturity date under tranche one such that the term to maturity does not exceed three years.  Tranche two of the Amended Credit Facilities has an aggregate borrowing limit of $750 million and is non-extendible.  PWPL may draw under the Amended Credit Facilities by way of prime rate loans in Canadian dollars, U.S. base rate loans in U.S. dollars, Canadian and U.S. dollar bankers’ acceptances, London inter-bank offered rate loans in U.S. dollars and letters of credit to be issued in Canadian or U.S. dollars.  The Amended Credit Facilities contain financial covenants consisting of senior debt to Consolidated EBITDA (as defined in the Amended Credit Facilities) and both senior debt and total debt to capitalization ratios.  Prime rate and U.S. base rate loans bear interest at the lender’s prime rate.  The rate charged on the other amounts drawn is based upon rates and fees outlined in the Amended Credit Facilities and which vary based on the ratio of senior debt to Consolidated EBITDA (as defined in the Amended Credit Facilities).  The weighted average effective interest rate on the Amended Credit Facilities for the three months ended March 31, 2008 was 5%.  As at the date hereof, and following the repayment of a portion of our indebtedness using the proceeds of our private placement of the 2008 Senior Notes on May 29, 2008, approximately $2.8 billion is outstanding under the Amended Credit Facilities.

(2)                      Effective May 31, 2007, PWPL completed the private placement of an aggregate of US$475 million principal amount of senior guaranteed unsecured notes (the “2007 Senior Notes”).  The private placement consisted of the issuance of US$160 million principal amount of 5.68% notes due on May 31, 2015, US$155 million principal amount of 5.80% notes due on May 31, 2017, US$140 million principal amount of 5.90% notes due on May 31, 2019 and US$20 million principal amount of 6.05% notes due on May 31, 2022.  The 2007 Senior Notes are unsecured and rank equally with PWPL’s Amended Credit Facilities.  The 2007 Senior Notes are subject to the financial covenant that, as at the end of any fiscal quarter, consolidated total debt to consolidated capitalization shall not exceed 55% except in the event of a material acquisition, in which case it shall not exceed 60%.  The principal amount of 2007 Senior Notes outstanding as at December 31, 2007 and as at March 31, 2008 has been converted into Canadian dollars based on the exchange rate in effect at the close of business on each of such dates.  As at the date hereof, US$475 million principal amount of 2007 Senior Notes are outstanding.

(3)                      The 6.5% 2005 Debentures bear interest at an annual rate of 6.5% payable semi-annually on January 31 and July 31 of each year.  The 6.5% 2005 Debentures are redeemable by us at a price of $1,050 per debenture after July 31, 2008 and on or before July 31, 2009 and at a price of $1,025 per debenture after July 31, 2009 and before maturity on July 31, 2010, in each case, together with accrued and unpaid interest.  The 6.5% 2005

Debentures are convertible into Units at the option of the holder at any time prior to maturity at a conversion price of $36.8155 per Unit.  We may elect, from time to time, to satisfy our obligation to pay interest on the 6.5% 2005 Debentures by delivering sufficient Units to the trustee of the 6.5% 2005 Debentures for sale in order to satisfy the cash interest payment to holders.  We may also satisfy our obligation to pay the principal owing on redemption or maturity by the issue of Units at a deemed price of 95% of the weighted average trading price of the Units preceding the redemption or maturity date.  As at the date hereof, $17.8 million principal amount of 6.5% 2005 Debentures are outstanding.

(4)                      The 6.5% 2006 Debentures bear interest at an annual rate of 6.5% payable semi-annually on June 30 and December 31 of each year.  The 6.5% 2006 Debentures are redeemable by us at a price of $1,050 per debenture after December 31, 2009, and on or before December 31, 2010, and at a price of $1,025 per debenture after December 31, 2010 and before maturity on December 31, 2011, in each case, together with accrued and unpaid interest.  The 6.5% 2006 Debentures are convertible into Units at the option of the holder at any time prior to maturity at a conversion price of $51.5534 per Unit.  We may elect, from time to time, to satisfy our obligation to pay interest on the 6.5% 2006 Debentures by delivering sufficient Units to the trustee of the 6.5% 2006 Debentures for sale in order to satisfy the cash interest payment to holders.  We may also satisfy our obligation to pay the principal owing on redemption or maturity by the issue of Units at a deemed price of 95% of the weighted average trading price of the Units preceding the redemption or maturity date.  As at the date hereof, $229.6 million principal amount of 6.5% 2006 Debentures are outstanding.

(5)                      The 7.2% 2006 Debentures bear interest at an annual rate of 7.2% payable semi-annually on May 31 and November 30 of each year.  The 7.2% 2006 Debentures are redeemable by us at a price of $1,050 per debenture after May 31, 2009 and on or before May 31, 2010 and at a price of $1,025 per debenture after May 31, 2010 and before maturity on May 31, 2011, in each case, together with accrued and unpaid interest.  The 7.2% 2006 Debentures are convertible into Units at the option of the holder at any time prior to maturity at a conversion price of $75.00 per Unit.  We may satisfy our obligation to pay the principal owing on redemption or maturity by the issue of Units at a deemed price of 95% of the weighted average trading price of the Units preceding the redemption or maturity date.  As at the date hereof, $26.2 million principal amount of 7.2% 2006 Debentures are outstanding.

(6)                      The 8% 2004 Debentures bear interest at an annual rate of 8% payable semi-annually on February 28 and August 31 of each year.  The 8% 2004 Debentures are redeemable by us at a price of $1,050 per debenture until August 31, 2008 and at a price of $1,025 per debenture after August 31, 2008 and before maturity on August 31, 2009, in each case, together with accrued and unpaid interest.  The 8% 2004 Debentures are convertible into Units at the option of the holder at any time prior to maturity at a conversion price of $30.2136 per Unit.  We may elect, from time to time, to satisfy our obligation to pay interest on the 8% 2004 Debentures by delivering sufficient Units to the trustee of the 8% 2004 Debentures for sale in order to satisfy the cash interest payment to holders.  We may also satisfy our obligation to pay the principal owing on redemption or maturity by the issue of Units at a deemed price of 95% of the weighted average trading price of the Units preceding the redemption or maturity date.  As at the date hereof, $7.8 million principal amount of 8% 2004 Debentures are outstanding.

(7)                      The 8% 2005 Debentures bear interest at an annual rate of 8% payable semi-annually on June 30 and December 31 of each year.  The 8% 2005 Debentures are not redeemable on or before June 30, 2008.  After June 30, 2008 and prior to maturity on June 30, 2010, debenture holders may cause the Trust to redeem the 8% 2005 Debentures in whole or in part from time to time at a redemption price of $1,050 per debenture after June 30, 2008 and before July 1, 2009, and a redemption price of $1,025 per debenture on or after July 1, 2009 and before maturity, in each case, plus accrued and unpaid interest thereon.  The 8% 2005 Debentures are convertible into Units at the option of the holder at any time prior to maturity at a conversion price of $82.14 per Unit.  We may also satisfy our obligation to pay the principal owing on redemption or maturity by the issue of Units at a deemed price of 95% of the weighted average trading price of the Units preceding the redemption or maturity date.  As at the date hereof, $48.7 million principal amount of 8% 2005 Debentures are outstanding.

(8)                      The 9.4% 2003 Debentures bear interest at an annual rate of 9.4% payable semi-annually on January 31 and July 31 of each year. The 9.4% 2003 Debentures are redeemable by us at a price of $1,025 per debenture before maturity on July 31, 2008, together with accrued and unpaid interest.  The 9.4% 2003 Debentures are convertible into Units at the option of the holder at any time prior to maturity at a conversion price of $31.1068 per Unit.  We may elect, from time to time, to satisfy our obligation to pay interest on the 9.4% 2003 Debentures by delivering sufficient Units to the trustee of the 9.4% 2003 Debentures for sale in order to satisfy the cash interest payment to holders.  We may also satisfy our obligation to pay the principal owing on redemption or maturity by the issue of Units at a deemed price of 95% of the weighted average trading price of the Units preceding the redemption or maturity date.  As at the date hereof, $5.6 million principal amount of 9.4% 2003 Debentures are outstanding.

(9)                      As at the date hereof, 376,750,104 Units are issued and outstanding.

(10)                Does not include 1,101,096 Units issued pursuant to our DRIP Plan subsequent to March 31, 2008 and up to and including the date hereof.  For additional information respecting our DRIP Plan, see Note 8 to our 2007 Annual Financial Statements incorporated by reference herein.

(11)                Does not include 181,417 Units issued pursuant to our ESSP Plan subsequent to March 31, 2008 and up to and including the date hereof.  For additional information respecting our ESSP Plan, see Note 9 to our 2007 Annual Financial Statements incorporated by reference herein and Note 9 to our 2008 Q1 Financial Statements incorporated by reference herein.

(12)                Does not include 587,262 Units issued pursuant to the exercise of rights granted under our TURIP Plan subsequent to March 31, 2008 and up to and including the date hereof.  For additional information respecting our TURIP Plan, see Note 9 to our 2007 Annual Financial Statements incorporated by reference herein and Note 9 to our 2008 Q1 Financial Statements incorporated by reference herein.

(13)                Does not include 7,611 Units issued upon conversion of our Convertible Debentures subsequent to March 31, 2008 and up to and including the date hereof.  For additional information respecting our Convertible Debentures, see Notes 3 to 8 above and Note 6 to our 2008 Q1 Financial Statements incorporated by reference herein.

(14)                In addition, as at the date hereof, 33,456,555 Units are reserved for issuance under our TURIP Plan, 2,912,303 Units are reserved for issuance under our ESSP Plan, 5,681,749 Units are reserved for issuance under our DRIP Plan and 6,316,062 Units are reserved for issuance on conversion of the outstanding Convertible Debentures.

(15)                See “Description of Securities — Units” for a description of the Units.

(16)                See “Description of Securities — Special Voting Units” for a description of the Special Voting Units.

RECORD OF CASH DISTRIBUTIONS

Since our formation as a trust on May 31, 2005, monthly cash distributions have been declared in the following amounts, each amount being paid in the following month:

	Distributions per Unit ($)
Month	2008	2007	2006	2005
January	0.34	0.34	0.31	—
February	0.34	0.34	0.34	—
March	0.34	0.34	0.34	—
April	0.34	0.34	0.34	—
May	0.34	0.34	0.34	—
June	—	0.34	0.34	0.26
July	—	0.34	0.34	0.26
August	—	0.34	0.34	0.26
September	—	0.34	0.34	0.26
October	—	0.34	0.34	0.31
November	—	0.34	0.34	0.31
December	—	0.34	0.34	0.31
Total	1.70	4.08	4.05	1.97

USE OF PROCEEDS

The net proceeds to be derived from the sale of Securities will be the issue price less any commission paid in connection therewith and the expenses relating to the particular offering of Securities.  Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, we intend to use the net proceeds from the sale of Securities for general trust purposes, repayment of indebtedness and/or the direct or indirect financing of future growth opportunities, including acquisitions and capital expenditures.  The amount of net proceeds to be used for any such purposes will be described in a Prospectus Supplement.  We may invest funds that we do not immediately use in short-term marketable investment grade securities.  We may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

DESCRIPTION OF SECURITIES

Units

The following is a summary of the material attributes and characteristics of the Units.  This summary is not complete and is subject to, and qualified in its entirety by, reference to the terms of the Trust Indenture.

An unlimited number of Units may be created and issued pursuant to the Trust Indenture.  Each Unit represents an equal fractional undivided beneficial interest in any distribution from us (whether of income, net realized capital gains or other amounts) and in any of our net assets in the event of our termination or winding-up.  All Units outstanding from time to time are entitled to an equal share of any distributions from us, and in any of our net assets, in the event of our termination or winding-up.  All Units rank among themselves equally and rateably without discrimination, preference or priority.  Each Unit is transferable, is not subject to any conversion, retraction, redemption or pre-emptive rights and entitles the holder to require the Trust to redeem any or all of the Units held by that holder and to one vote at all meetings of Unitholders for each Unit held.

Issuance of Units

The Trust Indenture provides that Units, including rights, warrants, special warrants, subscription receipts or other securities to purchase, to convert into or to exchange into Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors may determine.

Cash Distributions

Our Board has resolved to maintain our distribution level at $0.34 per Unit per month for the months of May, June and July 2008 based on forecasts of commodity prices, production levels and planned capital expenditures available at the time. Cash distributions are made on or about the 15th day of each month to Unitholders of record on the last day of the immediately preceding calendar month.  Future distributions are subject to the discretion of the Board and may vary depending on, among other things, the current and anticipated commodity price environment.  Cash distributions to Unitholders are not assured or guaranteed.  You should also refer to the section of this Prospectus entitled “Risk Factors”.

Stability Rating

The Trust has not asked for and received a stability rating, and the Trust is not aware that it has received any other kind of rating, including a provisional rating, from one or more approved rating organizations for the Securities.

Additional Information

For additional information respecting the Units, including information respecting possible restrictions on non-resident Unitholders, the redemption right attached to the Units, meetings of Unitholders, and the termination of the Trust, you should refer to “Information Relating to Penn West — Trust Indenture” at pages 22 through 25, inclusive, of the AIF, incorporated by reference into this Prospectus.

Special Voting Units

In order to allow us flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units that will enable us to effect exchangeable securities transactions.  Exchangeable securities transactions are commonly used in Canadian corporate acquisitions to give the selling securityholder a tax deferred “rollover” on the sale of the securityholder’s securities, which may not otherwise be available.  In an exchangeable securities transaction the tax event is generally deferred until the exchangeable securities are actually exchanged.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture.  Holders of Special Voting Units are not entitled to any distributions of any nature whatsoever from us, but are entitled to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

No Special Voting Units are issued and outstanding.

Subscription Receipts and Other Convertible Securities

Subscription Receipts and Other Convertible Securities may be offered separately or together with Units.  The applicable Prospectus Supplement will include details of the agreement or other instrument pursuant to which such Subscription Receipts or Other Convertible Securities will be created and issued.

The Subscription Receipts will be issued under a subscription receipt agreement.  A Subscription Receipt is a security of ours that will entitle the holder to receive a Unit upon the completion of a transaction, typically an acquisition by us of the assets or securities of another entity.  After the offering of Subscription Receipts, the subscription proceeds for the Subscription Receipts are held in escrow by the designated escrow agent, pending the completion of the transaction.  Holders of Subscription Receipts are not Unitholders.  Holders of Subscription Receipts are only entitled to receive Units upon the surrender of their Subscription

Receipts to the escrow agent or to a return of the subscription price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds.

The particular terms and provisions of Subscriptions Receipts or Other Convertible Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts or Other Convertible Securities.  This description will include, where applicable: (i) the number of Subscription Receipts or Other Convertible Securities; (ii) the price at which the Subscription Receipts or Other Convertible Securities will be offered; (iii) the terms, conditions and procedures for the conversion or exercise of Other Convertible Securities into or for Units or pursuant to which the holders of Subscription Receipts will become entitled to receive Units; (iv) the number of Units or other securities that may be obtained upon the conversion or exercise of each Subscription Receipt or Other Convertible Security, as applicable, and the period or periods during which any conversion or exercise must occur; (v) the designation and terms of any other securities with which the Subscription Receipts or Other Convertible Securities will be offered, if any, and the number of Subscription Receipts or Other Convertible Securities that will be offered with each security; (vi) the gross proceeds from the sale of such Securities, including (if applicable) the terms applicable to the gross proceeds from the sale of such Securities plus any interest earned thereon; (vii) the material income tax consequences of owning, holding and disposing of such Securities; and (viii) any other material terms and conditions of the Subscription Receipts or Other Convertible Securities.

PRIOR SALES

We issued the following Units and securities convertible into Units during the year ended December 31, 2007:

1.                                       we issued 4,338,950 Units pursuant to our DRIP Plan for aggregate consideration of approximately $131.1 million.  For further details see Note 8 to our 2007 Annual Financial Statements incorporated by reference herein;

2.                                       we issued 532,840 Units pursuant to our ESSP Plan with an aggregate value of approximately $17.5 million.  For further details see Notes 8 and 9 to our 2007 Annual Financial Statements incorporated by reference herein;

3.                                       we issued 665,155 Units on exercise of rights granted pursuant to our TURIP Plan for aggregate consideration of approximately $16.1 million.  For further details see Notes 8 and 9 to our 2007 Annual Financial Statements incorporated by reference herein; and

4.                                       we granted 5,189,346 rights exercisable to acquire an equal number of Units pursuant to our TURIP Plan at a weighted average exercise price of $33.24 per Unit.  For further details see Note 9 to our 2007 Annual Financial Statements incorporated by reference herein.

We issued the following Units and securities convertible into Units during the three month period ended March 31, 2008:

1.                                       we issued 1,718,336 Units pursuant to our DRIP Plan for aggregate consideration of approximately $45 million.  For further details see Note 8 to our 2008 Q1 Financial Statements incorporated by reference herein;

2.                                       we issued 218,264 Units pursuant to our ESSP Plan with an aggregate value of approximately $6 million.  For further details see Notes 8 and 9 to our 2008 Q1 Financial Statements incorporated by reference herein;

3.                                       we issued 374,030 Units on exercise of rights granted pursuant to our TURIP Plan for aggregate consideration of approximately $8 million.  For further details see Notes 8 and 9 to our 2008 Q1 Financial Statements incorporated by reference herein;

4.                                       we granted 11,446,322 rights exercisable to acquire an equal number of Units pursuant to our TURIP Plan at a weighted average exercise price of $26.71 per Unit.  For further details see Note 9 to our 2008 Q1 Financial Statements incorporated by reference herein;

5.                                       we issued 5,550,923 Units with an aggregate value of approximately $158 million and we assumed $50 million principal amount of 7.2% 2006 Debentures and $48.671 million principal amount of 8% 2005 Debentures pursuant to the Vault

Acquisition.  For further details see Notes 5 and 7 to the table under “Consolidated Capitalization” herein and our AIF and Note 3 to our 2008 Q1 Financial Statements incorporated by reference herein; and

6.                                       we issued 124,348,001 Units with an aggregate value of approximately $3.573 billion and we assumed $17.7785 million principal amount of 6.5% 2005 Debentures, $229.649 million principal amount of 6.5% 2006 Debentures, $8.002 million principal amount of 8% 2004 Debentures and $5.578 million principal amount of 9.4% 2003 Debentures pursuant to the Canetic Acquisition.  For further details see Notes 3, 4, 6 and 8 to the table under “Consolidated Capitalization” herein and our AIF and Note 3 to our 2008 Q1 Financial Statements incorporated by reference herein.

We issued the following Units and securities convertible into Units during the period subsequent to March 31, 2008 and prior to the date hereof:

1.                                       we issued 1,101,096 Units pursuant to our DRIP Plan for aggregate consideration of approximately $31.6 million;

2.                                       we issued 181,417 Units pursuant to our ESSP Plan with an aggregate value of approximately $5.4 million;

3.                                       we issued 587,262 Units on exercise of rights granted pursuant to our TURIP Plan for aggregate consideration of approximately $12.6 million;

4.                                       we granted 1,165,740 rights exercisable to acquire an equal number of Units pursuant to our TURIP Plan at a weighted average exercise price of $32.48 per Unit; and

5.                                       we issued 7,611 Units on conversion of Convertible Debentures for aggregate consideration of approximately $0.2 million.

PLAN OF DISTRIBUTION

We may sell the Securities (i) to underwriters or dealers purchasing as principal, (ii) directly to one or more purchasers pursuant to applicable statutory exemptions, or (iii) through agents in Canada, the United States and elsewhere where permitted by law, for cash or other consideration.  The Securities may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities.  The Prospectus Supplement for any of the Securities being offered will set forth the terms of the offering of those Securities, including the name or names of any underwriters, dealers or agents, the purchase price of the Securities, the proceeds to us from that sale if determinable, any underwriting fees or discounts and other items constituting underwriters’ compensation, any public offering price, and any discounts or concessions allowed or re-allowed or paid to dealers or agents.  Only underwriters named in the relevant Prospectus Supplement are deemed to be underwriters in connection with the Securities offered by that Prospectus Supplement.

If underwriters purchase Securities as principal, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  The obligations of the underwriters to purchase those Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased.  Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

The Securities may also be sold directly by us at prices and upon terms agreed to by the purchaser and us or through agents designated by us from time to time. Any agent involved in the offering and sale of the Securities pursuant to this Prospectus will be named, and any commissions payable by us to that agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

We may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered by this Prospectus.  Any such commission will be paid out of our general funds.  Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments that those underwriters, dealers or agents may be required to make in respect thereof.

Any offering of Subscription Receipts or Other Convertible Securities will be a new issue of securities with no established trading market.  Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts or Other Convertible Securities will not be listed on any securities exchange.  Certain dealers may make a market in the Subscription Receipts or Other Convertible Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Subscription Receipts or Other Convertible Securities or as to the liquidity of the trading market, if any, for the Subscription Receipts or Other Convertible Securities.

Except as set out in a Prospectus Supplement relating to a particular offering of Securities in connection with any offering of Securities, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Units at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

MARKET FOR SECURITIES

Units

The Units are listed and traded on the TSX under the symbol PWT.UN and on the NYSE under the symbol PWE.  The following tables set forth certain trading information for our Units in 2007 and 2008 as reported by the TSX and the NYSE.

	TSX
	Unit price ($)	Unit price ($)
Period	High	Low	Volume
2007
January	35.80	32.32	17,597,965
February	36.88	34.09	11,851,438
March	36.05	32.48	14,490,763
April	34.63	33.11	11,900,009
May	38.33	33.12	15,145,415
June	38.15	33.50	15,215,785
July	36.09	32.57	11,523,717
August	33.48	28.48	14,511,853
September	31.46	28.66	12,486,728
October	31.83	29.89	15,984,431
November	30.27	25.90	20,602,889
December	27.31	25.25	19,265,161

2008
January	28.04	24.45	33,930,707
February	29.44	26.10	24,266,003
March	29.20	26.97	23,758,942
April	32.01	28.35	21,082,554
May	34.95	29.66	22,395,091
June (1-12)	34.65	31.96	9,203,502

	NYSE
	Unit price (US$)	Unit price (US$)
Period	High	Low	Volume
2007
January	30.50	27.50	18,695,800
February	31.81	29.08	13,746,969
March	31.11	27.61	18,183,252
April	30.58	29.18	11,484,019
May	36.30	29.93	20,095,788
June	36.05	31.25	14,163,452
July	34.58	30.71	14,011,508
August	31.50	26.47	20,417,456
September	31.42	28.42	15,805,123
October	33.06	30.57	17,971,612
November	32.17	26.06	28,651,264
December	27.10	25.61	27,558,864

2008
January	27.50	23.52	45,787,618
February	29.92	25.99	34,885,928
March	28.90	26.30	35,437,097
April	31.88	27.60	37,202,450
May	35.49	29.10	45,269,580
June (1-12)	33.90	31.50	14,236,735

Convertible Debentures Assumed Pursuant to the Vault Acquisition

We assumed the 7.2% 2006 Debentures and the 8% 2005 Debentures from Vault on January 10, 2008 in connection with the Vault Acquisition.  The 7.2% 2006 Debentures and the 8% 2005 Debentures began trading on the TSX as our securities on January 15, 2008 under the symbols “PWT.DB.E” and “PWT.DB.C”, respectively.

7.2% 2006 Debentures

The following table sets forth certain trading information for our 7.2% 2006 Debentures since January 15, 2008 as reported by the TSX (with each unit of volume traded being equal to $100 principal amount of 7.2% 2006 Debentures).

	TSX
	Debenture price ($)	Debenture price ($)
Period	High	Low	Volume
January (15-31)	101.25	100.29	60,120
February	101.50	100.76	21,740
March	102.00	100.65	5,190
April	102.00	100.50	3,840
May	102.00	99.75	6,660
June (1-12)	102.00	101.00	13,030

8% 2005 Debentures

The following table sets forth certain trading information for our 8% 2005 Debentures since January 15, 2008 as reported by the TSX (with each unit of volume traded being equal to $100 principal amount of 8% 2005 Debentures).

TSX
	Debenture price ($)	Debenture price ($)
Period	High	Low	Volume
January (15-31)	—	—	—
February	—	—	—
March	104.25	104.50	300
April	—	—	—
May	—	—	—
June (1-12)	106.55	104.00	1,480

Convertible Debentures Assumed Pursuant to the Canetic Acquisition

We assumed the 6.5% 2005 Debentures, the 6.5% 2006 Debentures, the 8% 2004 Debentures and the 9.4% 2003 Debentures from Canetic on January 11, 2008 in connection with the completion of the Canetic Acquisition.  The 6.5% 2005 Debentures, the 6.5% 2006 Debentures, the 8% 2004 Debentures and the 9.4% 2003 Debentures began trading on the TSX as our securities on January 16, 2008 under the symbols “PWT.DB.D”, “PWT.DB.F”, “PWT.DB.B” and “PWT.DB.A”, respectively.

6.5% 2005 Debentures

The following table sets forth certain trading information for our 6.5% 2005 Debentures since January 16, 2008 as reported by the TSX (with each unit of volume traded being equal to $100 principal amount of 6.5% 2005 Debentures).

	TSX
	Debenture price ($)	Debenture price ($)
Period	High	Low	Volume
January (16-31)	100.00	98.00	2,430
February	101.00	99.00	10,120
March	104.80	100.50	1,580
April	102.25	101.00	1,680
May	102.25	101.10	10,760
June (1-12)	104.00	102.00	570

6.5% 2006 Debentures

The following table sets forth certain trading information for our 6.5% 2006 Debentures since January 16, 2008 as reported by the TSX (with each unit of volume traded being equal to $100 principal amount of 6.5% 2006 Debentures).

	TSX
	Debenture price ($)	Debenture price ($)
Period	High	Low	Volume
January (16-31)	99.50	97.00	33,980
February	101.00	97.00	36,700
March	101.00	99.00	46,420
April	100.80	97.25	41,385
May	101.25	98.50	25,180
June (1-12)	102.50	100.00	19,910

8% 2004 Debentures

The following table sets forth certain trading information for our 8% 2004 Debentures since January 16, 2008 as reported by the TSX (with each unit of volume traded being equal to $100 principal amount of 8% 2004 Debentures).

	TSX
	Debenture price ($)	Debenture price ($)
Period	High	Low	Volume
January (16-31)	101.50	101.00	640
February	104.03	103.72	680
March	—	—	0
April	105.12	104.50	1,780
May	113.51	104.39	1,050
June (1-12)	105.00	104.03	350

9.4% 2003 Debentures

The following table sets forth certain trading information for our 9.4% 2003 Debentures since January 16, 2008 as reported by the TSX (with each unit of volume traded being equal to $100 principal amount of 9.4% 2003 Debentures).

	TSX
	Debenture price ($)	Debenture price ($)
Period	High	Low	Volume
January (16-31)	102.02	101.00	1,530
February	102.75	101.52	270
March	101.52	101.52	400
April	—	—	—
May	106.00	100.64	4,300
June (1-12)	110.75	105.00	1,500

INTEREST OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to the offering of such Securities will be passed upon for us by Burnet, Duckworth & Palmer LLP, Calgary, Alberta and certain United States legal matters, to the extent they are addressed in any Prospectus Supplement, will be passed upon by Dorsey & Whitney LLP, Vancouver, British Columbia and New York, New York.  In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.  Reserves estimates incorporated by reference into this Prospectus are based upon reports prepared by GLJ and Sproule.  Our 2007 Annual Financial Statements and related U.S. GAAP Note incorporated by reference into this Prospectus have each been audited by KPMG LLP.  The consolidated balance sheets of Canetic as at December 31, 2007 and 2006 and the consolidated statements of (loss) income, comprehensive (loss) income and deficit and cash flows for the years then ended, which are contained in our BAR incorporated by reference into this Prospectus, have been audited by Deloitte & Touche LLP.  Burnet, Duckworth & Palmer LLP, Dorsey & Whitney LLP, GLJ and Sproule are each referred to herein as an “Expert”.

Except as set forth above or in a Prospectus Supplement relating to an offering of Securities, there is no person or company who is named as having prepared or certified a report, valuation, statement or opinion in this Prospectus or an amendment to this Prospectus, either directly or in a document incorporated by reference herein, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company (excluding the auditors of businesses acquired by us).

As of the date of this Prospectus, the registered or beneficial interests, direct or indirect, in any of our securities or other property or of one of our associates or affiliates:  (i) held by an Expert and by the “designated professionals” (as defined in National Instrument 51-102) of the Expert, when that Expert prepared the report, valuation, statement or opinion referred to above; (ii) received by an Expert and by the “designated professionals” of that Expert, after the time specified above; or (iii) to be received by an Expert and by the “designated professionals” of that Expert; in the case of each Expert, represented less than 1% of each class of our outstanding securities.  KPMG LLP is our auditor and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants, Alberta.  Deloitte & Touche LLP is Canetic’s auditor and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants, Alberta.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of PWPL or of any of our associate or affiliate entities, except for John A. Brussa, the Chairman of PWPL, who is a partner of Burnet, Duckworth & Palmer LLP.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor who is a resident of Canada or who is a non-resident of Canada of acquiring, owning or disposing of any Securities offered thereunder, including to the extent applicable, whether the distributions relating to the Securities will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

RISK FACTORS

An investment in the Securities is subject to various risks including those risks inherent to the industries in which we operate. If any of these risks occur, our production, revenues and financial condition could be materially harmed, with a resulting decrease in distributions on, and the market price of, the Units.  As a result, the trading price of the Securities could decline, and you could lose all or part of your investment.  Cash distributions to Unitholders are not assured or guaranteed.

Before deciding whether to invest in any Securities, investors should consider carefully the risks set out below and in any documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated herein by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.

Volatility in oil and natural gas prices could have a material adverse effect on our results of operations and financial condition, which in turn could negatively affect the amount of distributions paid to our Unitholders.

Our results of operations and financial condition are dependent upon the prices that we receive for the oil and natural gas that we sell.  Historically, the oil and natural gas markets have been volatile and are likely to continue to be volatile in the future.  Oil and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty and other factors that are beyond our control. These factors include, but are not limited to:

•                                          global energy policy, including the ability of OPEC to set and maintain production levels and influence prices for oil;

•                                          political instability and hostilities and the risk of hostilities;

•                                          foreign supply of oil and natural gas, including liquefied natural gas;

•                                          weather conditions;

•                                          the overall level of energy demand;

•                                          production and storage levels of natural gas;

•                                          government regulations and taxes;

•                                          currency exchange rates;

•                                          the availability of transportation infrastructure;

•                                          the effect of worldwide environmental and/or energy conservation measures;

•                                          the price and availability of alternative energy supplies; and

•                                          the overall economic environment.

Any decline in the price of oil or natural gas could have a material adverse effect on our operations, financial condition, borrowing ability, reserves and the level of expenditures for the development of reserves.  Fluctuations in the price of oil and natural gas will also have an effect on the acquisition costs of any future oil and natural gas properties that we may acquire.  In addition, cash distributions paid to Unitholders are highly sensitive to the prevailing price of crude oil and natural gas and may decline with any decline in the price of oil or natural gas.

Our hedging program could result in us not realizing the full benefit of oil and natural gas price increases.

We may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges.  If we hedge our commodity price exposure, we could forego the benefits we would otherwise experience if commodity prices increase.  In addition, commodity hedging activities could expose us to cash and income losses.  To the extent that we engage in risk management activities, there are credit risks associated with counterparties with which we contract.

The price of oil and natural gas is affected by political events throughout the world.  Any such event could result in a material decline in prices and result in a reduction of the funds flow available for distribution to Unitholders.

The marketability and price of oil and natural gas that may be acquired or discovered by us is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil.  Conflicts, or conversely peaceful developments, arising in the Middle East, and other areas of the world, have a significant impact on the price of oil and natural gas.  Any particular event could result in a material decline in prices and therefore result in a reduction of our revenue and consequently the funds flow available for distribution to Unitholders.

In addition, our oil and natural gas properties, wells and facilities could be subject to a terrorist attack.  If any of our properties, wells or facilities are the subject of a terrorist attack it could have a material adverse effect on us.  We do not currently have insurance in respect of our Canadian operations to protect against the risk of terrorism.

If we are unable to acquire additional reserves, the value of our Units and distributions to Unitholders will decline.

Distributions of income from our properties, absent commodity price increases or cost effective exploration, acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.  As we distribute a portion of our funds flow to Unitholders, we do not reinvest funds flow in the same manner as some non-trust industry participants and we only conduct limited exploratory activities.  Accordingly, absent equity capital injections or increased debt levels, our production levels and reserves will decline over time and, absent changes to other factors such as increases in commodity prices, the level of income available for distributions will also decline over time.

Our future oil and natural gas reserves and production, and therefore our funds flow, will be highly dependent on our success in exploring and exploiting our reserves and land base and acquiring additional reserves. Without reserve additions through acquisition, exploration or development activities, our reserves and production will decline over time as our existing reserves are depleted.

To the extent that external sources of capital, including the issuance of additional Units, become limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and natural gas reserves may be impaired.  To the extent that we are required to use higher proportions of funds flow to finance capital expenditures or property acquisitions, the level of funds flow available for distributions will be reduced.

There can be no assurance that we will be successful in developing or acquiring additional reserves on terms that meet our investment objectives.

Fluctuations in foreign currency exchange rates and interest rates could adversely affect our business, and adversely affect the market price of our Units and distributions to our Unitholders.

World oil prices are based on United States dollars and the Canadian dollar price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which fluctuates over time.  In recent years, the Canadian dollar has increased materially in value against the United States dollar and has at times traded above par against the United States dollar.  Such material increases in the value of the Canadian dollar have negatively affected our production revenues.  Any further material increases in the value of the Canadian dollar relative to the United States dollar would exacerbate this negative effect.  Any further strengthening of the Canadian dollar against the United States dollar could negatively affect the funds available for future distributions and the future value of our reserves as determined by independent evaluators.

An increase in interest rates (whether as a result of a deterioration of the credit market or otherwise) could result in a significant increase in the amount we pay to service debt, resulting in a decrease in distributions to Unitholders, which would negatively impact the market price of the Units.

Actual reserves will vary from reserves estimates and those variations could be material, and negatively affect the market price of our Units and distributions to our Unitholders.

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquid reserves and resources and funds flows to be derived therefrom, including many factors beyond our control.  The reserve and associated funds flow information set forth in our AIF represents estimates only.  In general, estimates of economically recoverable oil and natural gas reserves and resources and the future net funds flows therefrom are based upon a number of variable factors and assumptions, such as:

•                                          historical production from the properties;

•                                          production rates;

•                                          ultimate reserve recovery;

•                                          timing and amount of capital expenditures;

•                                          marketability of oil and natural gas;

•                                          royalty rates;

•                                          the assumed effects of regulation by governmental agencies; and

•                                          future operating costs;

all of which may vary from actual results.  As a result, estimates of the economically recoverable oil and natural gas reserves or estimates of resources attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary.  Our actual production, revenues and development and operating expenditures will vary from reserve and resource estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are sometimes based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history.  Estimates based on these methods are generally less reliable than those based on actual production history.  Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ and Sproule have used forecast price and cost estimates in calculating reserve quantities included in our AIF.  Actual future net funds flows will be affected by other factors including but not limited to actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and funds flows derived from reserves will vary from the reserve estimates contained in the engineering reports summarized in our AIF, and such variations could be material.  The engineering reports summarized in our AIF are based in part on the assumption that certain activities will be undertaken by us in future years and the further assumption that such activities will be successful.  The reserves and estimated funds flows to be derived therefrom contained in the engineering reports summarized in our AIF will be reduced, in future years, to the extent that such activities are not undertaken or, if undertaken, do not achieve the level of success assumed in the engineering reports summarized in our AIF.

Our operation of oil and natural gas wells could subject us to environmental claims and liability and/or increased compliance costs, all of which could affect the market price of our Units and reduce distributions to Unitholders.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations.  The legislation also requires that wells, pipelines and associated facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and legal liability, and potentially increased capital expenditures and operating costs.  The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require our Operating Entities to incur costs to remedy such discharge.  Furthermore, we believe the political climate appears to favour new programs for environmental laws and regulation, particularly in relation to the reduction of emissions.  Any such programs, laws or regulations, if proposed and enacted, may contain emission reduction targets that we cannot meet, and financial penalties or charges could be incurred as a result of the failure to meet such targets.

In particular, there is uncertainty regarding the Kyoto Protocol, the federal government’s Clean Air Act of 2006, the federal government’s Action Plan to Reduce Greenhouse Gases and Air Pollution announced on April 26, 2007 (the “Action Plan”) and the federal government’s update to the Action Plan announced on March 10, 2008 (the “Updated Action Plan”).  The Clean Air Act proposes to reduce greenhouse gas emissions and other contaminants, however emission targets and compliance deadlines differ from those outlined in the Kyoto Protocol which was ratified by Canada.  The Action Plan (also known as ecoACTION) includes the regulatory framework for air emissions.  The Updated Action Plan provides additional guidance with respect to the federal government plan to reduce greenhouse gas emissions by 20% by 2020 and by 60% to 70% by 2050.  The Updated Action Plan is primarily directed towards industrial emissions from certain specified industries including the oil sands, oil and gas and refining industries. If passed, the Clean Air Act, the Action Plan and the Updated Action Plan may have adverse operational and financial implications to us.  Provincial emission reduction requirements, such as those contained in Alberta’s Climate Change and Emissions Management Act, in addition to the plan announced by the Alberta government on January 24, 2008, may require the reduction of emissions or emissions intensity of our operations and facilities.  The direct or indirect costs of these regulations may adversely and materially affect our business.  No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects.  Future changes in other environmental legislation could occur and result in stricter standards of enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition or results of operations.  See “Industry Conditions — Environmental Regulation” in our AIF.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not currently possible to predict either the nature of those requirements or the impact on us and our operations and financial condition.

We may be unable to successfully compete with other companies in our industry, which could negatively affect the market price of our Units and distributions to our Unitholders.

There is strong competition relating to all aspects of the oil and gas industry.  We compete with numerous other trusts and conventional exploration and production companies for, among other things:

•                                          capital;

•                                          the acquisition of properties with longer life reserves and properties with exploitation and development opportunities; and

•                                          access to equipment, refining capacity, drilling and service rigs and processing facilities.

The SIFT Rules imposed by the Government of Canada are expected by us to make our Units less attractive as consideration for acquisitions.  As a result of such increasing competition, we expect that it will become more difficult to acquire producing assets and reserves on accretive terms.  We also compete for skilled industry personnel with a substantial number of other oil and gas companies and trusts.

We depend upon our management and other key personnel and the loss of one or more of such individuals could negatively affect our business.

Unitholders depend upon the management of PWPL in respect of the administration and management of all matters relating to our operations.  The success of our operations depends largely upon the skills and expertise of our senior management and other key personnel.  Our continued success depends upon our ability to retain and recruit such personnel.  Investors who are not willing to rely on the management of PWPL should not invest in our Securities.

The Government of Canada has enacted tax law changes that will tax our distributions and therefore reduce the percentage of our funds flow from operations that is available for distribution to Unitholders beginning in 2011 (or in certain circumstances, earlier than 2011).

On October 31, 2006, the Federal Minister of Finance proposed to deny the deduction of distributions at the trust level and subject any income of certain publicly traded mutual fund trusts to tax at rates comparable to the combined federal and provincial corporate tax and to treat such distributions as taxable dividends to the unitholders (the “SIFT Tax”).  On December 21, 2006, the Federal Minister of Finance released draft legislation to implement the SIFT Tax pursuant to which, commencing January 1, 2011 (provided we only experience “normal growth” and no “undue expansion” before then) certain distributions from us which would have otherwise been taxed as ordinary income generally will be characterized as dividends to our Unitholders and will be subject to tax at the corporate rates at the trust level.  On June 22, 2007, the legislation received Royal assent.  The implementation of the SIFT Tax is expected to result in adverse tax consequences to us and certain Unitholders (including most particularly Unitholders that are tax deferred or non-residents of Canada) and may impact the level of cash distributions from us.

We believe that the SIFT Tax has reduced, and may further reduce, the value of our Units, which would be expected to increase our cost of raising capital in the public capital markets.  In addition, we believe that the SIFT Tax: (a) has substantially eliminated any competitive advantage that we and other Canadian energy trusts have enjoyed relative to our corporate peers in raising capital in a tax-efficient manner; and (b) may place us and other Canadian energy trusts at a competitive disadvantage relative to certain of our industry competitors.  The SIFT Tax may also make the Units less attractive as consideration for acquisitions in the future.  As a result, it may become more difficult for us to compete effectively for acquisition opportunities.

The SIFT Tax provides that, while there is no intention to prevent “normal growth” during the transitional period, any “undue expansion” would result in the transition period being terminated with the loss of the benefit to us of that transitional period.  As a result, the adverse tax consequences resulting from the SIFT Tax could be borne sooner than January 1, 2011.  On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by “normal growth” in this context.  Specifically, the Department of Finance stated that “normal growth” would include equity growth within certain “safe harbour” limits, measured by reference to a SIFT’s market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT’s issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units).  Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar year 2008, 2009 and 2010.  Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period.  Additional details of the Department of Finance’s guidelines include the following:

•                                          new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those); and

•                                          replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour.

The Department of Finance has indicated that the issuance of trust units by a SIFT as consideration in connection with the acquisition of, or the merger with, another SIFT, will not be considered growth for these purposes and will therefore not affect a SIFT’s safe harbour.  Therefore, our issuance of Units in connection with the acquisition of Canetic and Vault is not considered growth for these purposes and did not affect our safe harbour.

The Department of Finance has also indicated that a SIFT’s market capitalization for the purpose of calculating a SIFT’s “safe harbour” equity growth limit is equal to the aggregate market capitalization of the SIFT and all SIFTs acquired by such SIFT as of the end of trading on October 31, 2006.  The combined market capitalization of the Trust, Canetic and Vault as of the close of trading on October 31, 2006, having regard only to the issued and outstanding publicly-traded Units and Canetic and Vault trust units at such date, was approximately $15 billion.  We believe that, as at March 31, 2008, our remaining combined “safe harbour” equity growth amount for the period ending December 31, 2008 is approximately $8.4 billion, and for each of calendar year 2009 and 2010 is an additional approximately $2.95 billion (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006).  These guidelines may adversely affect the cost of raising capital and our ability to undertake significant acquisitions.

Currently, the SIFT Tax rules provide that the SIFT Tax rate will be the federal general corporate income tax rate (which is anticipated to be 16.5% in 2011 and 15% in 2012) plus the provincial SIFT tax factor discussed below.

On February 26, 2008, the Minister of Finance announced (the “Provincial SIFT Tax Proposal”) that instead of basing the provincial component of the SIFT Tax on a flat rate of 13%, the provincial component will be based on the general provincial corporate income tax rate in each province in which the SIFT has a permanent establishment.  For purposes of calculating this component of the tax, the general corporate taxable income allocation formula will be used.  Specifically, our taxable distributions will be allocated to provinces by taking half of the aggregate of:

•                                         that proportion of our taxable distributions for the year that our wages and salaries in the province are of our total wages and salaries in Canada; and

•                                         that proportion of our taxable distributions for the year that our gross revenues in the province are of our total gross revenues in Canada.

Under the Provincial SIFT Tax Proposal we would be considered to have a permanent establishment in Alberta only, where the provincial tax rate in 2011 is expected to be 10%.  Taxable distributions that are not allocated to any province would instead be subject to a 10% rate constituting the provincial component.  There can be no assurance, however, that the Provincial SIFT Tax Proposal will be enacted as proposed.

The long term effect of the SIFT Tax on us cannot be determined at this time, but may be materially adverse to us and some or all of our Unitholders.  There can be no assurance that we will be able to generate sufficient tax pools and/or reorganize our legal and tax structure in order to mitigate, in whole or in part, the expected impact of the SIFT Tax.

We may not be able to achieve the anticipated benefits of acquisitions and the integration of acquisitions may result in the loss of key employees and the disruption of on-going business relationships.

We make acquisitions and dispositions of businesses and assets in the ordinary course of business.  Achieving the benefits of acquisitions (including, without limitation, the Vault Acquisition and the Canetic Acquisition and the proposed acquisition of Endev Energy Inc.) depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as our ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with ours.  The integration of acquired businesses may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters, and may also result in the loss of key employees and the disruption of on-going business, supplier, customer and employee relationships.  We continually assess the value and contribution of services provided and assets required to provide such services.  In this regard, non-core assets are periodically disposed of, so that we can focus our efforts and resources more efficiently.  Depending on the state of the market for such non-core assets, certain of our non-core assets, if disposed of, could be expected to realize less than their carrying value in our financial statements.

The incorrect assessment of value at the time of acquisitions could adversely affect the value of our Units and distributions to our Unitholders.

Acquisitions of oil and gas properties or companies will be based in large part on engineering and economic assessments made by independent engineers.  These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves.  Many of these factors are subject to change and are beyond our control.  All such assessments involve a measure of geological and engineering uncertainty that could result in lower production and reserves than anticipated.  If actual reserves or production are less than we expect, our funds flow from operations and distributions to Unitholders could be negatively affected.

Our inability to manage growth could adversely affect our business and our Unitholders.

We may be subject to growth related risks, including capacity constraints and pressure on our internal systems and controls.  Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.  Our inability to deal with this growth could have a material adverse impact on our business, operations and prospects.

Changes in Canadian income tax legislation and other laws may adversely affect us and our Unitholders.

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource taxation, may in the future be changed or interpreted in a manner that adversely affects us and our Unitholders.  Furthermore, tax authorities having jurisdiction over us or our Unitholders may disagree with how we calculate our income for tax purposes or could change administrative practises to our detriment or the detriment of our Unitholders.

The Government of Alberta has proposed a revised royalty regime and to implement a shallow rights reversion program, either of which if implemented as proposed could adversely affect the value of our Units and distributions to our Unitholders.

On February 16, 2007, the Alberta government began a review of its royalty regime for oil sands, conventional oil and natural gas and coalbed methane.  On October 25, 2007, the Alberta government released a report titled “The New Royalty Framework” (the “Report”) containing the government’s proposals for Alberta’s new royalty regime (the “Proposed Royalty Regime”), which is scheduled to take effect on January 1, 2009.  In addition, on April 10, 2008, two new royalty programs were introduced that will encourage the development of deep oil and gas reserves (the “Deep Reserves Regime”) and that are intended to be implemented concurrent with the Proposed Royalty Regime. The Proposed Royalty Regime and the Deep Reserves Regime (collectively, the “Revised Royalty Regime”) include the following features:

•                                          New, simplified royalty formulas for conventional oil and natural gas that will operate on sliding scales that are determined by commodity prices and well productivity. The formulas eliminate the need for conventional oil and natural gas tiers and several royalty exemption programs.

•                                          A sliding scale will be implemented for oil sands royalty rates ranging from 1% to 9% pre-payout and 25% to 40% post-payout depending on the price of oil.

•                                          The province will exercise its existing right to receive “royalty-in-kind” on oil sands projects (i.e. raw bitumen delivered to the Crown-operated Alberta Petroleum Marketing Commission in lieu of cash royalties).

•                                          The government will ensure that eligible expenditures and definitions of oil sands projects (also known as “ring fence” definition) that determine when a project has reached payout are tightly and clearly defined. Environmental “costs of doing business” will continue to be recognized as eligible expenditures.

•                                          No grandfathering will be implemented for existing oil sands projects.

•                                          Substantial legislative, regulatory and systems updates will be introduced before changes become fully effective in January 2009.

•                                          The government will implement “shallow rights reversion” (“Shallow Rights Reversion”) to maximize the extraction of resources.  Under this policy, mineral rights to shallow gas geological formations that are not being developed would revert back to the government and be made available for resale.

•                                          A five-year oil program for exploration wells over 2,000 metres will be implemented that will provide royalty adjustments to offset higher drilling costs and provide a greater incentive for producers to continue to pursue new, deep oil plays (these oil wells will qualify for up to $1 million or 12 months of royalty offsets, whichever comes first).

•                                          A five-year natural gas deep drilling program will be implemented that will replace the existing program in order to encourage continued exploration for gas wells deeper than 2,500 metres (the program will create a sliding scale of royalty credit according to depth, of up to $3,750 per metre).

As at December 31, 2007, approximately 69.9% of our total proved gross reserves and approximately 68.0% of our total proved plus probable gross reserves were located in the province of Alberta (including the reserves acquired by us pursuant to the Vault Acquisition and the Canetic Acquisition).  Given that the Revised Royalty Regime has only recently been announced, it is not possible at this time to determine the full impact of the Revised Royalty Regime on our financial condition and operations, and in particular the extent to which the Revised Royalty Regime will reduce our funds flow, which will in turn reduce the cash otherwise available for distribution by us to our Unitholders.  The Trust’s, Canetic’s and Vault’s reserves and the future net revenue associated therewith as summarized in our AIF do not reflect the increased royalty rates contemplated by the Revised Royalty Regime and, after taking the Revised Royalty Regime into account, such values may be adversely affected.

Furthermore, the Report does not contain any details regarding the implementation of the Alberta government’s proposed Shallow Rights Reversion program.  Although the government has indicated that it intends to begin a consultation process with industry regarding the implementation of the Shallow Rights Reversion program, no such consultation process has begun as of the date hereof.  Furthermore, although it is anticipated that the Alberta government will give existing leaseholders a grace period to make their own plans before opening up shallower zones to other industry participants, the Alberta government has not provided any indication as to how long such a grace period might be.  It is therefore not possible at this time to determine the potential impact of the proposed Shallow Rights Reversion program on our financial condition and operations.

We can not provide any assurance that the Revised Royalty Regime will be implemented in the form proposed.  If changes are made to the Revised Royalty Regime before it is implemented by the Alberta government, such changes could result in the implementation of a new royalty regime that impacts us in a materially different manner, and that is more adverse to us, than the Revised Royalty Regime currently being proposed.

We will require additional financing from time to time, which may result in Unitholders suffering dilution.  If we are unable to obtain additional financing at all or on reasonable terms, the amount of funds flow available for distribution to Unitholders will be reduced.

In the normal course of making capital investments to maintain and expand our oil and gas reserves, additional Units may be issued which may result in a decline in production per Unit and reserves per Unit.  Additionally, from time to time, we may issue Units from treasury in order to reduce debt and maintain a more optimal capital structure.  Conversely, to the extent that external sources of capital, including the issuance of additional Units, becomes limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and gas reserves will be impaired.  We believe that the SIFT Tax imposed by the Government of Canada will substantially eliminate the competitive advantage that we and other energy trusts have enjoyed relative to our industry competitors in raising capital in a tax-efficient manner.  To the extent that we are required to use additional funds flow to finance capital expenditures or property acquisitions or to pay debt service charges or to reduce debt, the amount of funds flow available for distribution to Unitholders will be reduced.

Our indebtedness may limit the amount of distributions that we are able to pay to our Unitholders, and if we default on our debt, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders and other creditors and only the remainder, if any, would be available for distribution to our Unitholders.

Amounts paid in respect of interest and principal on debt we have incurred will reduce funds available for distributions. Variations in interest rates and any scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of the NPIs.  Certain covenants in the agreements with our lenders may also limit distributions in certain circumstances. Increases in interest rates could also result in decreases to the market value of our Units.  Although we believe our Amended Credit Facilities and other debt instruments will be sufficient for our immediate requirements, there can be no assurance that the amount will be adequate for our future financial obligations or that additional funds will be able to be obtained.

Our current credit agreement and other debt instruments are unsecured and we must comply with certain financial debt covenants.  The lenders and other debt holders could, in the future, require security over a portion of or substantially all of our assets.  Should this occur, in the event that we become unable to pay our debt service charges or otherwise commit an event of default such as bankruptcy, the lender and other debt holders may foreclose on or require us to sell our oil and gas and other assets.

Changes in the regulation of the oil and gas industry may adversely affect our business.

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time.  See “Industry Conditions” in our AIF.  Our operations require licenses from various governmental authorities.  There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at our projects.

Acquiring, developing and exploring for oil and natural gas involves many risks.  Losses resulting from the occurrence of one or more of these risks may adversely affect our business and thus the value of our Units and distributions to our Unitholders.

Acquiring, developing and exploring for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include, but are not limited to:

•                                          encountering unexpected formations or pressures;

•                                          premature declines of reservoirs;

•                                          blow-outs, equipment failures and other accidents;

•                                          sour gas releases;

•                                          uncontrollable flows of oil, natural gas or well fluids;

•                                          adverse weather conditions; and

•                                          pollution and other environmental risks, such as fires and spills.

Although we maintain insurance in accordance with customary industry practice based on our projected cost benefit analysis of maintaining such insurance, we are not fully insured against all of these risks.  Losses resulting from the occurrence of these risks could have a material adverse impact on us.  Like other oil and natural gas trusts and companies, we attempt to conduct our business and financial affairs so as to protect against political and economic risks applicable to operations in the jurisdictions where we operate but there can be no assurance that we will be successful in so protecting our assets.

We do not operate all of our properties.  Therefore, our results of operations may be adversely affected by the failure of third party operators, and harm to their business could cause delays and additional expenses in receiving our revenues, which could adversely affect the market price of our Units and distributions to our Unitholders.

Continuing production from a property, and to some extent the marketing of production therefrom, largely depend upon the ability of the operator of the property.  Operating costs on most properties have increased over recent years.  To the extent the operator fails to perform these functions properly, operating income will be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent.

An unforeseen defect in the chain of title to our oil and natural gas producing properties may arise to defeat our claim, which could have an adverse affect on the market price of our Units and could reduce distributions to our Unitholders.

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat our claim, which could result in a reduction of the revenue received by us and consequently the funds flow available for distribution to Unitholders.

The termination or expiration of licenses and leases through which we or our industry partners hold our interests in petroleum and natural gas substances could adversely affect the market price of our Units and distributions to our Unitholders.

Our properties are held in the form of licenses and leases and working interests in licenses and leases.  If we or the holder of the license or lease fail to meet the specific requirement of a license or lease, the license or lease may terminate or expire.  There can be no assurance that all of the obligations required to maintain each license or lease will be met.  The termination or expiration of a license or lease or the working interest relating to a license or lease may have a material adverse effect on our results of operations and business.

We are exposed to potential liabilities that may not be covered, in part or in whole, by insurance.

Our involvement in the exploration and development of oil and natural gas properties could subject us to liability for pollution, blowouts, property damage, personal injury or other hazards.  Prior to commencing operations, we obtain insurance in accordance with industry standards to address certain of these risks.  Such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not, in all circumstances, be insurable or, in certain circumstances, we may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to us. The occurrence of a significant event that we are not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on our financial position, results of operations or prospects and will reduce funds flow otherwise distributable by us.

Distributions might be reduced during periods in which we make capital expenditures using our funds flow from operations, which could negatively affect the market price of our Units.

Future oil and natural gas reserves and hence revenues are highly dependent on our success in exploiting existing properties and acquiring additional reserves.  We also intend to distribute approximately 60% to 70% of our net funds flow to Unitholders rather than reinvesting it in reserve additions and production growth or maintenance.  Accordingly, if external sources of capital, including the issuance of additional Units, become limited or unavailable on commercially reasonable terms, our ability to make the necessary capital investments to maintain or expand our oil and natural gas reserves will be impaired.  To the extent that we are required to use funds flow to finance capital expenditures or property acquisitions, the level of funds flow available for distribution to Unitholders will be reduced.  Additionally, we cannot guarantee that we will be successful in exploring for and developing additional reserves or acquiring additional reserves on terms that meet our investment objectives.  Without these reserve additions, our reserves will decline and as a consequence, either production from, or the average reserve life of, our properties will decline. Either decline may result in a reduction in the value of our Units and in a reduction in cash available for distributions to Unitholders.

Delays in business operations could adversely affect distributions to Unitholders and the market price of the Units.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to us, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of properties or the establishment by the operator of reserves for such expenses.

We may in the future expand our operations into new geographical regions where our existing management does not have experience.  In addition, we may in the future acquire new types of energy related assets in respect of which our existing management does not have experience.  Any such expansion or acquisition could result in our exposure to new risks that if not properly managed could ultimately have an adverse effect on our business, the market price of our Units and distributions to our Unitholders.

The operations and expertise of our management are currently focused on oil and gas production and exploration and development in the Western Canadian Sedimentary Basin and, since the completion of the Canetic Acquisition, in North Dakota, Montana and Wyoming in the United States.  In the future, we may acquire oil and gas properties outside these geographic areas.  In addition, the Trust Indenture does not limit our activities to oil and gas production and development, and we could acquire other energy related assets, such as additional oil and natural gas processing plants, upgraders or pipelines.  Expansion of our activities into new areas may present new additional risks or alternatively, significantly increase the exposure to one or more of the present risk factors that may result in our future operational and financial conditions being adversely affected.

Non-residents of Canada may be subject to additional taxation by Canadian or foreign governments that may adversely affect them.

The Tax Act and the tax treaties between Canada and other countries may impose additional withholding or other taxes on the cash distributions or other property paid by us to Unitholders who are non-residents of Canada, and these taxes may change from time to time.  Since January 1, 2005, a 15% Canadian withholding tax is applied to any return of capital portion of distributions made to non-resident Unitholders.

Additionally, the reduced “Qualified Dividend” rate of 15% tax which has applied to our distributions under current U.S. tax laws is scheduled to expire at the end of 2010 and there is no assurance that this reduced tax rate will be renewed by the U.S. government at such time.

Furthermore, it is anticipated that the implementation of the SIFT Tax may have tax consequences for non-residents of Canada that are more adverse than the tax consequences to other classes of Unitholders.

Non-residents of Canada should refer to “Certain Income Tax Considerations” herein and the income tax disclosure provided in any Prospectus Supplement filed in connection with an offering of Securities.

Your rights as a Unitholder differ from the rights associated with other types of investments.

The Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in PWPL.  The Units represent a fractional interest in our assets. As holders of Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions.  The rights of Unitholders are specifically set forth in the Trust Indenture.  In addition, trusts are not defined as recognized entities within the definitions of legislation such as the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and in some cases the Winding Up and Restructuring Act (Canada).  As a result, in the event of an insolvency or restructuring, a Unitholder’s position as such may be quite different than that of a shareholder of a corporation.  Our sole assets are the NPIs and other investments in securities of our Operating Entities, including the Internal Notes. The price per Unit is a function of anticipated income available for distributions, the oil and gas assets acquired by us and our ability to effect long-term growth in the value of our assets.  The market price of the Units is sensitive to a variety of market conditions including, but not limited to, interest rates and our ability to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Units.

The Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation.  Furthermore, we are not a trust company and, accordingly, we are not registered under any trust and loan company legislation as we do not carry on or intend to carry on the business of a trust company.

The limited liability of Unitholders is uncertain.

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with our obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, our assets. Pursuant to the Trust Indenture, we will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on our behalf must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against us that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.  The Income Trusts Liability Act (Alberta) came into force on July 1, 2004.  The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation came into force.

Our operations will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against us.

Nevertheless, notwithstanding the terms of the Trust Indenture and the aforementioned legislation, Unitholders may not be protected from our liabilities to the same extent as shareholders are protected from the liabilities of corporations and we cannot guarantee that any assets would be available to fully reimburse Unitholders should they become subject to personal liability and seek to rely upon the indemnification of Unitholders provided for in the Trust Indenture.

We use enhanced oil recovery methods that are subject to significant risk factors which could lead to the delay or cancellation of some or all of our enhanced oil recovery projects, which could adversely affect the market price of our Units and our distributions to Unitholders.

We currently use conventional artificial lift technology to recover heavy oil from bitumen deposits at our Peace River oil sands project.  The potential or planned use of enhanced oil recovery (“EOR”) methods such as steam injection (Steam Assisted Gravity Drainage and Cyclical Steam Stimulation), solvent injection and firefloods to increase the ultimate recovery of oil resources in place are subject to significant risk factors.  These factors, which could lead to a delayed or cancelled EOR application in the Peace River oil sands project, include but are not limited to the following:

•                                          changing economic conditions (commodity pricing, operating and capital expenditure fluctuations);

•                                          changing engineering and technical conditions (ability to apply EOR methods to the reservoir and the production response thereto);

•                                          the large development program may need to spread over a longer time period than initially planned due to requirement to allocate capital expenditures to different periods;

•                                          surface access and deliverability issues (First Nations relations, weather, pipeline, road and processing matters); and

•                                          financing (the availability of sufficient financing on acceptable terms).

The use or potential or planned use of carbon dioxide miscible flooding to increase the oil recovery from large legacy oil pools such as Pembina, South Swan Hills and Midale is subject to significant risk factors which could lead to the delay or cancellation of some or all of these projects.  These factors include, but are not limited to:

•                                          carbon dioxide infrastructure (the capture and transportation of the miscible agent to us at an economic cost);

•                                          changing economic conditions (commodity pricing, operating and capital expenditure fluctuations);

•                                          changing engineering and technical conditions (ability to apply carbon dioxide EOR methods to the reservoir and the production response thereto);

•                                          the large development program may need to be spread over a longer time period than planned due to capital allocation requirements;

•                                          surface access and deliverability issues (weather, pipeline, road and processing matters); and

•                                          financing (the availability of sufficient financing on acceptable terms).

The engineering, geological, production and associated dewatering techniques employed on coal bed methane projects are relatively new in the Western Canadian Sedimentary Basin and their application to our coal bed methane prone properties is subject to this risk in addition to risk factors similar to those listed in the preceding paragraphs related to the Peace River oil sands and carbon dioxide miscible flooding.

Unitholders may suffer dilution.

We may make future acquisitions or enter into financings or other transactions involving the issuance of our securities, which may be dilutive to Unitholders.  In addition, we may determine to redeem the currently outstanding Convertible Debentures for Units or to settle the interest and/or pay the redemption price at maturity of such Convertible Debentures by issuing additional Units.  Unitholders may suffer dilution in the event of any such issuance of Units.

Seasonal factors and unexpected weather patterns may lead to declines in our activities and thereby adversely affect our business, the market price of our Units and distributions to our Unitholders.

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns.  Wet weather and spring thaw may make the ground unstable.  Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels.  Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain.  Seasonal factors and unexpected weather patterns may lead to declines in our exploration, development and production activities and thereby adversely affect our results of operations and business.

Changes to Canadian federal income tax legislation or other factors could result in us losing our mutual fund trust status, which would have an adverse effect on the market price of the Units and distributions to our Unitholders.

In order for us to maintain our status as a mutual fund trust under the Tax Act, we must not be established or maintained primarily for the benefit of non-residents of Canada unless we satisfy the requirements of certain exceptions. The Trust Indenture provides that we will use our best commercial efforts to maintain our status as a mutual fund trust under the Tax Act.  Generally speaking, the Tax Act provides that a trust will permanently lose its “mutual fund trust” status (which is essential to the income trust structure) if it is established or maintained primarily for the benefit of non-residents of Canada (which is generally interpreted to mean that the majority of unitholders must not be non-residents), unless at the relevant time, “all or substantially all” of the trust’s property consists of property other than taxable Canadian property (the “TCP Exception”).  Based on information obtained by us through our transfer agent and financial intermediaries, in May 2008, we estimate that approximately 61% of our issued and outstanding Units were held by non-residents of Canada.  We have determined that we currently meet the requirement of the TCP

Exception, and as a result, the Trust Indenture does not currently have a specific limit on the percentage of Units that may be owned by non-residents of Canada.

There is no assurance that the TCP Exception will continue to be available to us or that the Government of Canada will not introduce new changes or proposals to tax regulations directed at non-resident of Canada ownership which, given our level of non-resident ownership, may result in us losing our mutual fund trust status or could otherwise detrimentally affect us and the market price of the Units.

If we cease to qualify as a “mutual fund trust” under the Canadian tax laws, adverse tax consequences would arise for the Trust and our Unitholders.

For such period of time as we operate in a trust structure, we intend to continue to qualify as a mutual fund trust for purposes of Canadian federal income tax laws.  We may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status.  Should our status as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for us and our Unitholders.  Some of the significant consequences of losing mutual fund trust status are as follows:

•                                          We would be taxed on certain types of income distributed to Unitholders, including income generated by the royalties we hold.  Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax or hold their Units in a tax deferred account.

•                                          We would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if we ceased to be a mutual fund trust.

•                                          Units held by Unitholders that are not residents of Canada would become taxable Canadian property.  These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Units held by them.

•                                          Units would not constitute qualified investments for registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”), deferred profit sharing plans (collectively, “Exempt Plans”) or registered disability savings plans (“RDSPs”).  If, at the end of any month, one of these Exempt Plans holds Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Units at the time the Units were acquired by the Exempt Plan.  An RRSP or RRIF holding non-qualified Units would be subject to taxation on income attributable to the Units.  If an RESP holds non-qualified Units, it may have its registration revoked by the Canada Revenue Agency.  In the case of an RDSP, a tax would be payable equal to 50% of the fair market value of the Units at the time they cease to be qualified investments.

In addition, we may take certain measures in the future to the extent we believe necessary to ensure that we maintain our status as a mutual fund trust.  These measures could be adverse to certain Unitholders, particularly non-residents.

There might not always be an active trading market in the United States and/or Canada for the Units, Subscription Receipts and/or Other Convertible Securities.

While there is currently an active trading market for the Units in both the United States and Canada, we cannot guarantee that an active trading market will be sustained in either country.  There is no guarantee that an active trading market will develop for any Subscription Receipts or Other Convertible Securities that may be issued under this Prospectus.  If an active trading market in the Units is not sustained, or if an active trading market for any Subscription Receipts or Other Convertible Securities does not develop, the trading liquidity of the relevant Securities will be limited and the market value of the relevant Securities may be reduced.

The economic impact on us of claims of aboriginal title is unknown.

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada.  We are not aware that any claims have been made in respect of our properties and assets; however, if a claim arose and was successful this could have an adverse effect on our results of operations and business.

Our exploration and development activities may be delayed if drilling and related equipment is unavailable or if access to drilling locations is restricted.  These events could have an adverse impact on our business.

Oil and natural gas exploration and development activities depend on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to us and may delay exploration and development activities.  To the extent we are not the operator of our oil and gas properties, we depend on such operators for the timing of activities related to such properties and are largely unable to direct or control the activities of the operators.

Our directors and management may have conflicts of interest that may create incentives for them to act contrary to or in competition with the interests of our Unitholders.

The directors and officers of PWPL are engaged in, and will continue to engage in, other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of PWPL may become subject to conflicts of interest.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director must disclose his interest in such contract or agreement and must refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA and our Code of Business Conduct and Ethics.

Our Units may from time to time trade at a price that is less than our net asset value per Unit.

Our net asset value from time to time will vary depending upon a number of factors beyond our control, including oil and gas prices.  The trading price of the Units from time to time is determined by a number of factors, some of which are beyond our control and such trading price may be greater or less than our net asset value.

Canadian and United States practices differ in reporting reserves and production and our estimates may not be comparable to those of companies in the United States.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves, which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.

You should also refer to the section of this Prospectus entitled “Presentation of Financial and Oil and Gas Reserves and Production Information”.

Our distributions are declared in Canadian dollars and non-resident investors are therefore subject to foreign exchange risk which could adversely affect the amount of distributions received by them.

Our distributions are declared in Canadian dollars and converted to foreign denominated currencies at the spot exchange rate at the time of payment.  As a consequence, investors are subject to foreign exchange risk.  To the extent that the Canadian dollar weakens with respect to their currency, the amount of the distribution will be reduced when converted to their home currency.

If oil and gas prices decline, we may be required under Canadian GAAP and/or U.S. GAAP to write down the value of our assets.

Canadian GAAP requires that management apply certain accounting policies and make certain estimates and assumptions that affect reported amounts in our consolidated financial statements.  Under Canadian GAAP, the amounts at which petroleum and natural gas property and equipment are carried as net assets on the balance sheet are subject to a cost-recovery or “ceiling” test, which is based in part upon estimated future net funds flows from reserves. If net capitalized costs exceed the estimated recoverable amounts, we will have to charge the amount of the excess to net income.  A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a non-cash charge against net income.  The value of oil and gas properties is highly dependent upon the prices of oil and natural gas.

Under U.S. GAAP, the estimated recoverable amounts are calculated based on estimated future net funds flows from proved reserves discounted at 10% and using commodity prices in effect on the balance sheet date.  The use of discounting and constant prices results in a greater likelihood of a write-down under U.S. GAAP than Canadian GAAP.

In certain circumstances we may be required under Canadian GAAP to write down the value of the goodwill recorded on our balance sheet and incur a non-cash charge against net income.

Canadian GAAP requires that goodwill balances be assessed at least annually for impairment and that any permanent impairment be charged to net income. A permanent reduction in reserves, decline in commodity prices, and/or reduction in the Unit price may indicate goodwill impairment.  As at March 31, 2008 we had $1.999 billion recorded on our balance sheet as goodwill arising primarily out of the Petrofund Acquisition and the Canetic Acquisition.  An impairment would result in a write-down of the goodwill value and a non-cash charge against net income. The calculation of impairment value is subject to management estimates and assumptions.

A decrease in the fair market value of our hedging instruments could result in a non-cash charge against our income under Canadian GAAP.

Canadian GAAP in respect of accounting for financial instruments may result in non-cash charges against income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as the result of fluctuations in commodity prices and/or foreign exchange rates may result in a non-cash charge against income.

We cannot assure you that the distributions you receive over the life of your investment will meet or exceed your initial capital investment, which is at risk.

Units will have no value when the underlying petroleum and natural gas properties can no longer be economically produced and, as a result, cash distributions may not represent a “yield” in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.  Distributions can represent a return of or a return on Unitholders’ capital.

Your redemption right as a Unitholder is limited.

Unitholders have a limited right to require us to repurchase their Units, which is referred to as a redemption right.  See “Information Relating to the Trust — Trust Indenture — Right of Redemption” in our AIF.  It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment.  The right to receive cash in connection with a redemption is subject to limitations.  Any securities which may be distributed in specie to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities.  In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) consents of independent auditors and engineers; (iii) powers of attorney pursuant to which the amendments to the registration statement may be signed; and (iv) the Trust Indenture and all amendments thereto.

AUDITORS’ CONSENT

To the Board of Directors of Penn West Petroleum Ltd.,

the administrator of Penn West Energy Trust

We have read the short form base shelf prospectus of Penn West Energy Trust (the “Trust”) dated June 13, 2008 relating to the issuance and sale of trust units, subscription receipts, warrants, rights or options of the Trust (the “Prospectus”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2007 and 2006 and the consolidated statements of income and retained earnings and cash flows for the years then ended.  Our report is dated March 6, 2008.

We consent to the incorporation by reference in the Prospectus of our audit report to the board of directors of Penn West Petroleum Ltd., the administrator of the Trust and the unitholders of the Trust on the effectiveness of the internal control over financial reporting as of December 31, 2007. Our report is dated March 6, 2008.

We consent to the incorporation by reference in the Prospectus of our report to the board of directors of Penn West Petroleum Ltd., the administrator of the Trust on the supplemental note to the aforementioned financial statements titled Reconciliation of Canadian and United States Generally Accepted Accounting Principles.  Our report is dated March 6, 2008.

Calgary, Canada	(signed) “KPMG LLP”
June 13, 2008	Chartered Accountants

AUDITORS’ CONSENT

We have read the short form base shelf prospectus of Penn West Energy Trust (the “Trust”) dated June 13, 2008 relating to the issuance and sale of trust units, subscription receipts, warrants, rights or options of the Trust (the “Prospectus”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the Board of Directors of Penn West Petroleum Ltd. on the consolidated balance sheets of Canetic Resources Trust as at December 31, 2007 and 2006 and the consolidated statements of (loss) income, comprehensive (loss) income and deficit and cash flows for the years then ended.  Our report is dated February 29, 2008.

Calgary, Alberta	(signed) “Deloitte & Touche LLP”
June 13, 2008	Chartered Accountants